                                                Pursuant to Rule 424(b)(1)
                                                Registration No. 333-47225

PROSPECTUS

                                   1,750,000

                                SOMANETICS LOGO

                                 COMMON SHARES

                            ------------------------

     All of the 1,750,000 Common Shares, par value $.01 per share ("Common Shares"), offered hereby are being sold by Somanetics Corporation ("Somanetics" or the "Company").

     Since December 27, 1994, the Company's Common Shares have been included in The Nasdaq SmallCap Market under the symbol "SMTS." On April 2, 1998, the last reported sales price of the Company's Common Shares was $5.875. See "Price Range of Common Shares and Dividend Policy."

                            ------------------------

      THESE ARE SPECULATIVE SECURITIES. THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND               PROCEEDS
                                            PUBLIC               COMMISSIONS(1)           TO COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $5.75                   $0.37375                 $5.37625
-------------------------------------------------------------------------------------------------------------
Total(3)..........................       $10,062,500                $654,063                $9,408,437
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated to be $250,000.

(3) The Company has granted the Underwriter a 30-day option to purchase up to an aggregate of 262,500 additional Common Shares on the same terms and conditions as the Common Shares offered hereby solely to cover over-allotments, if any. If the Underwriter exercises this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $11,571,875, $752,172 and $10,819,703, respectively. See "Underwriting."

     The Common Shares offered hereby are offered by the Underwriter, subject to prior sale when, as and if delivered to and accepted by the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates representing Common Shares will be made at the offices of Brean Murray & Co., Inc. in New York, New York on or about April 8, 1998.

                            ------------------------

                            BREAN MURRAY & CO., INC.
                            ------------------------

                  The date of this Prospectus is April 3, 1998

WINDOW TO THE BRAIN
    [Picture of the new model 4100
          Cerebral Oximeter]

Surgeons, anesthesiologists and other
critical care medical professionals use
the information provided by the
Cerebral Oximeter as a "window to the
brain" to identify brain oxygen
imbalances and take corrective action.

            BENEFITS OF THE
           CEREBRAL OXIMETER
- Non-invasive
- Continuous information
- Organ specific
- Bi-lateral monitoring
- Easy-to-use
- Relatively inexpensive
- Effective in difficult
  circumstances

- Portable
"THIS PROVIDES AN EARLY WARNING SYSTEM OF CHANGES IN BRAIN OXYGENATION, SO
                                         WE CAN TAKE ACTION TO PROTECT THE
                                         PATIENT WHILE OXYGEN LEVELS ARE
                                         STILL ADEQUATE."

                                                        Martin Noveck, M.D.
                                                       Anesthesiologist
                                                       St. Joseph Mercy
                                                       Hospital Oakland
                                                       Pontiac, MI

                                         [Picture of two SomaSensors on patient]

The model 4100 Cerebral Oximeter is the only FDA-cleared, non-invasive patient monitoring system that provides
                                         continuous information about changes in
                                         the blood oxygen level in both sides of
                                         the adult brain. It uses a single-use,
                                         non-invasive, disposable SomaSensor
                                         that can be adhered to both sides of
                                         the patient's forehead to offer
                                         simultaneous bi-lateral monitoring.
                                         Users of the Cerebral Oximeter will be
                                         required to purchase SomaSensors on a
                                         regular basis.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING STABILIZING, SYNDICATE SHORT COVERING AND PENALTY BID TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    7
Use of Proceeds.............................................   15
Price Range of Common Shares and Dividend Policy............   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Financial Data.....................................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   25
Management..................................................   39
Certain Transactions........................................   47
Principal Shareholders......................................   48
Description of Capital Stock................................   49
Underwriting................................................   51
Legal Matters...............................................   52
Experts.....................................................   52
Available Information.......................................   52
Glossary....................................................   53
Index to Financial Statements...............................  F-1

                            ------------------------

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than in connection with the offer made by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Common Shares offered hereby in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to its date.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes to Financial Statements appearing elsewhere in this Prospectus, including information under "Risk Factors." The Common Shares offered hereby involve a high degree of risk and investors should carefully consider information set forth in "Risk Factors." Unless otherwise indicated, all information contained in this Prospectus (i) gives effect to a 1-for-10 reverse split effected April 10, 1997 and (ii) assumes that the Underwriter's over-allotment option as described in "Underwriting" is not exercised.

                                  THE COMPANY

     Somanetics develops, manufactures and markets the INVOS(R) Cerebral Oximeter (the "Cerebral Oximeter"), the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter was developed to meet the need for information about oxygen in the brain, the organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities or death. Brain oxygen information, therefore, is important, especially in surgical procedures requiring general anesthesia and in other critical care situations with a high risk of brain oxygen imbalances.

     The Company targets surgical procedures with a high risk of brain oxygen imbalances, such as cardiovascular and vascular surgeries and surgeries on elderly patients involving abnormal blood pressure. Surgeons, anesthesiologists and other medical professionals use the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care. An independent industry report estimates that there are approximately 62,000 operating rooms worldwide performing approximately 48 million surgeries involving general anesthesia every year.

     The Cerebral Oximeter is a relatively inexpensive, portable and easy-to-use monitoring system placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, intensive care units ("ICUs") and emergency rooms. It is comprised of (i) a portable unit including a computer and a display monitor, (ii) dual single-use, disposable sensors, the SomaSensors(R),
(iii) proprietary software and (iv) a preamplifier cable. SomaSensors can be adhered to both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The computer uses the Company's proprietary software to analyze information received from the SomaSensor and provides a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensor. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis because of their single-use nature.

     The Cerebral Oximeter is based on the Company's proprietary In Vivo Optical Spectroscopy ("INVOS") technology. INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. The use of optical spectroscopy in the body has not generally been useful when the substances to be measured are surrounded by, are behind or are near bone, muscle or other tissue, because the transmission, scattering and absorption of the transmitted light produces extraneous data that interferes with analysis of the data from the area being examined. The Company has developed a method of reducing extraneous spectroscopic data caused by surrounding bone, muscle and other tissue, thereby allowing it to gather information about portions of the body which previously could not be analyzed using traditional optical spectroscopy.

     The Company's objective is to establish the Cerebral Oximeter as a "standard of care" in surgical procedures requiring general anesthesia and in other critical care situations. Key elements of the Company's strategy are (i) target surgical procedures with a high risk of brain oxygen imbalances, (ii) demonstrate the clinical benefits, and promote acceptance, of the Cerebral Oximeter, (iii) expand marketing and sales activities, (iv) develop additional applications of the Cerebral Oximeter and (v) license its technology to medical device manufacturers. In addition, the Company is analyzing the feasibility of other applications of its technology.

     The Company sells the Cerebral Oximeter in the United States through its direct sales force and seven independent distributors. Internationally, the Company sells its product through 26 independent distributors covering 70 countries, including Baxter Limited in Japan. From the commencement of commercial shipments of the new model 4100 Cerebral Oximeter in January 1998 through February 28, 1998, the Company has sold 88 Cerebral Oximeters to distributors and customers. More than 200 United States hospitals currently use the Cerebral Oximeter, including the Mayo Clinic Scottsdale, UCLA Medical Center, Orlando Regional Medical Center, the Duke Heart Center, University of Louisville Hospital, the University of Pittsburgh Medical Center, the University of Florida-Shands Hospital, the University of Alabama at Birmingham Hospital, the State University of New York (SUNY) Health Center and Johns Hopkins Medical Center.

     The Company was incorporated in the State of Michigan on January 15, 1982. The Company's headquarters are located at 1653 East Maple Road, Troy, Michigan 48083-4208. Its telephone number is (248) 689-3050.

                                  THE OFFERING

Common Shares Offered by the Company.................  1,750,000 shares
Common Shares Outstanding After the Offering(1)......  6,035,334 shares
Use of Proceeds......................................  To finance the Company's operations, including marketing and sales activities, research and
                                                       development programs and for other general
                                                       corporate purposes, including working capital.
                                                       See "Use of Proceeds."
Nasdaq Symbol........................................  "SMTS"

---------------

(1) Excludes (i) an aggregate of up to 1,043,872 Common Shares reserved for issuance under the Company's 1983 Stock Option Plan, 1991 Incentive Stock Option Plan, 1993 Director Stock Option Plan, 1997 Stock Option Plan and non-plan options, of which options to purchase an aggregate of 1,016,017 Common Shares were outstanding as of April 2, 1998, (ii) 79,394 Common Shares issuable upon the exercise of warrants (the "Regulation S Agent Warrants") issued in connection with Regulation S financings completed in August 1994, July 1995 and April 1996 (the "Regulation S Offerings"), (iii) 115,520 Common Shares issuable upon the exercise of warrants (the "Regulation S Warrants") issued in connection with the Regulation S Offerings completed in July 1995 and April 1996 and (iv) 200,000 Common Shares issuable upon exercise of the warrants issued to the underwriter in connection with the Company's public offering of Common Shares which closed in June 1997 (the "Underwriter's Warrants"). See Notes 3 and 8 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FISCAL YEAR ENDED NOVEMBER 30,
                                                 -----------------------------------------------------------
                                                  1997         1996         1995         1994         1993
                                                 -------      -------      -------      -------      -------
STATEMENT OF OPERATIONS DATA:
Net revenues...................................  $ 1,212      $   778      $ 1,336      $   938      $ 1,547
Cost of sales..................................      632          385          658          464          763
Gross margin...................................      580          393          678          474          784
Research, development and engineering
  expenses.....................................      736          235          286          550        1,150
Selling, general and administrative expenses...    6,238        3,550        3,303        4,347        6,063
Net loss.......................................  $(6,155)     $(3,304)     $(2,818)     $(4,332)     $(6,136)
Net loss per Common Share -- Basic and
  Diluted(1)...................................  $ (1.88)     $ (1.77)     $ (1.67)     $ (3.41)     $ (5.75)
Weighted average number of Common Shares
  outstanding(1)...............................    3,272        1,867        1,684        1,270        1,068

                                                                  NOVEMBER 30, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash and marketable securities..............................  $  4,603      $ 13,762
Working capital.............................................     4,511        13,669
Total assets................................................     5,677        14,836
Long-term debt..............................................        --            --
Accumulated deficit.........................................   (36,367)      (36,367)
Shareholders' equity(3).....................................     4,889        14,047

---------------

(1) See Note 4 of Notes to Financial Statements included in this Prospectus for information with respect to the calculation of per share data. During the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." The adoption of SFAS No. 128 had no impact on the reported loss per share for all periods presented.

(2) Adjusted to reflect the sale of 1,750,000 Common Shares offered by the Company hereby at the offering price set forth on the cover page of this Prospectus (after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds from such sale. See "Use of Proceeds" and "Capitalization."

(3) See Statements of Shareholders' Equity of the Financial Statements included in this Prospectus for an analysis of Common Share transactions for the period from December 1, 1994 through November 30, 1997.

                              RECENT DEVELOPMENTS

     The Company has announced its unaudited first quarter results. Net revenues for the first fiscal quarter ended February 28, 1998 were $803,365 from sales of its Cerebral Oximeter and disposable SomaSensor. This represents a 127% increase over net revenues of $353,863 for the same period in 1997. For the first quarter of fiscal 1998, the Company reported a net loss of $1,173,100, or 27 cents per Common Share -- basic and diluted, compared to a net loss of $1,308,412, or 57 cents per Common Share -- basic and diluted, for the same period of 1997. The net loss decrease is primarily attributable to increased sales, partially offset by increased selling, general and administrative expenses. The decrease in net loss per Common Share -- basic and diluted is primarily attributable to an increase in the weighted average number of Common Shares outstanding.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth below and elsewhere in this Prospectus. An investment in the Common Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Shares offered hereby.

HISTORY OF LOSSES AND COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

     The Company has incurred net losses in every year of its existence. From its inception on January 15, 1982 through November 30, 1997, the Company incurred an accumulated deficit of $36,366,536, including a net loss of $6,155,483 for the year ended November 30, 1997. The Company incurred a net loss of $1,173,100 for the first quarter of fiscal 1998. The Company should be evaluated in light of the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products. Due to a number of factors, including the need for customer education about the clinical benefits of the Cerebral Oximeter, the lengthy sales cycle, the need to attract and service a customer base, the ability to manufacture its product on a commercial scale in a cost-effective manner, the development of new products and increased expenses in fiscal 1998 primarily due to the increase in the number of employees, the Company does not believe that product sales will be sufficient to support its operations in fiscal 1998. Therefore, in the foreseeable future, the Company believes that such expenses will increase the Company's net losses, and there can be no assurance that the Company will ever be profitable. Due to the Company's history of losses and its current financial condition, the Company's independent auditors' report includes an explanatory paragraph referring to an uncertainty concerning the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 2 of Notes to Financial Statements and "Independent Auditors' Report."

DEPENDENCE ON THE CEREBRAL OXIMETER AND SOMASENSOR

     The Cerebral Oximeter and the related SomaSensor are currently the Company's only commercial product and will account for substantially all of the Company's revenues for the foreseeable future. The Company has limited experience in manufacturing, marketing and selling the Cerebral Oximeter. The Cerebral Oximeter has not had extensive use in a commercial environment and has not been evaluated for every medical procedure in which it might be used. Further research or use of the Cerebral Oximeter might reveal unexpected problems with its operation or performance, especially in connection with medical procedures for which the Cerebral Oximeter has not yet been evaluated. Although the Company's testing of the Cerebral Oximeter to date indicates clinical benefits, subsequent performance problems could prevent acceptance of the product by the medical community, result in unanticipated expense and adversely affect future sales of its product. Since the Cerebral Oximeter and the related SomaSensor represent the Company's primary near-term focus, if the market for the Cerebral Oximeter fails to develop, or fails to develop as rapidly as expected, the Company's business, financial condition and results of operations could be adversely affected. Although the Company is developing other products, there can be no assurance that any commercial products will result from its efforts.

UNCERTAINTY OF ACCEPTANCE BY THE MEDICAL COMMUNITY

     To date, the medical community has had little exposure to the Company or its technology. Because the medical community is often skeptical of new companies and new technologies, no assurance can be given that members of the medical community will perceive a need for the Cerebral Oximeter or be convinced of its clinical benefits. In addition, hospital capital equipment purchasing decisions are often made by hospital purchasing committees that might not include the user of the monitoring system. In such a case, such committees will have to be convinced to purchase the Company's product. Even if the Company is successful in convincing physicians, other medical professionals and their hospital purchasing committees of the need for the Cerebral Oximeter, they might be unwilling or unable to commit funds to the purchase of the Cerebral Oximeter due to institutional budgetary constraints or decreases in capital expenditures. In many cases, these constraints are due to hospital cost controls, increased managed care and fixed reimbursements for the medical procedures in which the Cerebral Oximeter is used. If the Company's product fails to achieve market acceptance, the Company's business, financial condition and results of operations could be adversely affected.

     Part of the Company's marketing strategy is to support clinical research programs and encourage peer-to-peer selling. While the Company believes favorable peer review is a key element to a product's acceptance by the medical community, there can be no assurance that additional papers will be submitted or that any such papers will help the Company sell Cerebral Oximeters. In addition, researchers might publish adverse results. For example, in fiscal 1993 researchers in the United Kingdom published adverse results from research regarding an earlier prototype of the Cerebral Oximeter. While publications in fiscal 1997 and 1996 were generally favorable, in 1996 some researchers published adverse results after using the Cerebral Oximeter beyond its indicated use. Negative reaction to these publications, the Company's financial condition and the rescission of the Company's previous FDA clearance for the Cerebral Oximeter could adversely affect the Company's reputation in the medical community and, as a result, its ability to market and sell its product. See "Business -- Marketing, Sales and Distribution."

LENGTHY SALES CYCLE

     The decision-making process for the Company's customers is often complex and time-consuming. Based on its limited experience, the Company believes the period between initial discussions concerning the Cerebral Oximeter and a purchase of even one unit is a minimum of six to nine months. The process can be delayed even further as a result of hospital capital budgeting procedures. Moreover, even if one or two units are sold to a hospital, the Company believes that it will take additional time and experience with the Cerebral Oximeter before additional medical professionals in the hospital might be interested in using the Cerebral Oximeter in other procedures or other areas of the hospital. These delays could have an adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing, Sales and Distribution."

COMPETITION

     The Company believes that the market for cerebral oximetry products, if it develops, may become highly competitive. The Company is aware of foreign companies that have sold products relating to cerebral metabolism monitoring for research or evaluation. In addition, the medical equipment industry is characterized by intense competition and extensive research and development. Other companies and individuals are engaged in research and development of non-invasive cerebral oximeters, and the Company believes there are many other potential entrants into the market. Some of these potential competitors have well-established reputations, customer relationships and marketing, distribution and service networks, and have substantially longer histories in the medical equipment industry, larger product lines, and greater financial, technical, manufacturing, research and development and management resources than those of the Company. Many of these potential competitors have long-term product supply relationships with the Company's potential customers. These potential competitors may succeed in developing products that are at least as reliable and effective as the Company's product, that make additional measurements, or that are less costly than the product developed by the Company. These potential competitors may be more successful than the Company in manufacturing and marketing their products, and may be able to take advantage of the significant time and effort invested by the Company to gain medical acceptance of cerebral oximetry. In addition, two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire this year, making that technology generally available and potentially helping the development of competing products. Successful commercial development of competing products could lead to loss of market share and lower margins and have an adverse effect on the Company's business, financial condition and results of operations.

     The Company also competes indirectly with numerous companies that sell various types of medical equipment to hospitals for the limited amount of funding allocated to capital equipment in hospital budgets. The market for medical equipment is subject to rapid change due to an increasingly competitive, cost-conscious environment and to government programs intended to reduce the cost of medical care. Many of these manufacturers of medical equipment are large, well-established companies whose resources, reputations and ability to leverage existing customer relationships may give them a competitive advantage over the Company. The Company's product and technology also compete indirectly with many other methods currently used to measure blood oxygen levels or the effects of low blood oxygen levels. See "Business -- Market Overview," and "-- Competition."

NEED FOR ADDITIONAL FINANCING

     The Company expects that the net proceeds of this offering will be adequate to satisfy its operating and capital requirements into the year 2000. However, changes in the Company's business or business plan or unexpected expenses could affect the Company's capital requirements. The Company's future capital requirements will depend on many factors, including, but not limited to, the cost of marketing and assembly activities, whether it can successfully market its product, the rate of market acceptance, the scope of research and development programs, the length of time required to collect accounts receivable, and competing technological and market developments. If additional financing is needed, it might not be available on terms acceptable to the Company or at the times required by the Company, if at all, and such financing might dilute the interests of existing shareholders. See "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. The Company's future operating results are dependent upon a number of factors, including, but not limited to, the demand for its product, the timing of its sales, the length of its sales cycle, the timing and development of any competing products, the publication of clinical research results regarding the product, the use of the Company's product as a "standard of care" by any hospitals, the timing of new employee hiring and economic conditions, both generally and in the medical equipment industry. In particular, the Company does not expect to have a material backlog of unfilled orders, so any shortfall in demand for the Company's product in relation to the Company's expectations, or any material delay in orders from distributors or customers, could have an almost immediate impact on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON MANAGEMENT AND KEY PERSONNEL

     The Company's future performance depends in significant part upon the continued service of its senior management, including Bruce J. Barrett, President and Chief Executive Officer, Raymond W. Gunn, Executive Vice President and Chief Financial Officer, and certain scientific, technical and manufacturing personnel. The loss of any such key personnel by the Company could have an adverse effect on the Company. The Company does not maintain key-man life insurance on any such key personnel. The Company also plans to hire additional key employees in fiscal 1998. Competition for qualified employees is intense, and an inability to attract, retain and motivate additional, highly-skilled employees required for the expansion of the Company's operations could adversely affect the Company's business, financial condition and results of operations. The Company's ability to retain existing employees and attract new employees may be adversely affected by its current financial situation. There can be no assurance that the Company will be able to retain its existing personnel or attract additional, qualified persons when required and on acceptable terms. The Company has employment agreements with Messrs. Barrett and Gunn. See "Business -- Employees," and "Management."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE NET PROCEEDS

     The Company intends to use the net proceeds of this offering primarily to finance its operations, including increased marketing and sales activities, expanding research and development programs and for other general corporate purposes, including working capital. The amounts identified for the foregoing under "Use of Proceeds" in this Prospectus are estimates and the amounts actually expended for each such purpose and the timing of such expenditures may vary depending upon numerous factors. Management will retain broad discretion to determine the allocation of the net proceeds of this offering and the timing of expenditures.

DEPENDENCE ON DISTRIBUTORS

     The Company is substantially dependent on its distributors to generate sales of Cerebral Oximeters, especially internationally. Although the Company believes its current distributors to be knowledgeable and has a training program for new distributors concerning the Company's technology and its product, independent distributors might not have sufficient knowledge about, or familiarity with, the Company's technology or its product to demonstrate adequately its operation and clinical benefits. Failure of distributors to market, promote and sell the Company's product adequately would have an adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that the Company will be able to engage additional distributors on a timely basis or enter into other third-party marketing arrangements, and retain or replace its existing distributors. The Company's inability to engage, replace or retain distributors could have an adverse effect on its ability to market and sell its product. Distributor terminations might increase the Company's costs. Even if such distributors are engaged and retained, they might incur conflicting obligations to sell other companies' products or might distribute other products that provide greater revenues than are provided by the Company's product.

     Two international distributors and one United States distributor accounted for approximately 28%, 11% and 12%, respectively, of net revenues for fiscal 1997. The loss of any of these distributors would have an adverse effect on the Company's business, financial condition and results of operations. See "Business --Marketing, Sales and Distribution."

PROPRIETARY RIGHTS; RISK OF INFRINGEMENT

     Although thirteen United States patents have been issued to the Company with respect to its technology, only eight of such patents expressly refer to examination of the brain or developments involving the Cerebral Oximeter. Many patents have already been issued to third parties involving optical spectroscopy and the interaction of light with tissue, some of which relate to the use of optical spectroscopy in the area of brain metabolism monitoring, which is the primary use of the Cerebral Oximeter. No patent infringement claims have been asserted against the Company, although the development of a significant market for cerebral oximeters would give potential competitors more incentive to assert infringement claims or challenge the Company's patents. The costs of defense of patent litigation can be substantial and, if such defense were unsuccessful, the Company could be liable for substantial damages. In addition, if it were determined that the Company's product infringed any claims of an issued patent, the Company could be enjoined from manufacturing or selling its product or forced to obtain a license in order to continue the manufacture or sale of its product, requiring payment of a licensing fee or royalties of unknown magnitude on sales of its product. If the Company were required to obtain a license, it might not be available, or available on terms acceptable to the Company. Any inability to obtain required licenses on favorable terms, or at all, would adversely affect the Company's business, financial condition and results of operations.

     There can be no assurance that any additional patent applications will be allowed, any issued patents would be upheld, any issued patents will provide the Company with significant competitive advantages, or challenges will not be instituted against the validity or enforceability of any patents owned by the Company or, if instituted, that such challenges will not be successful. If patents are not issued from future patent applications, the Company may be subject to greater competition. The cost of litigation to uphold the validity of a patent and prevent infringement can be very substantial and could be beyond the Company's financial capability even if the Company could otherwise prevail. Also, the laws of certain foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. Furthermore, individuals and companies might independently develop similar technologies, duplicate the Company's technology or design around the patented aspects of the Company's technology, or the Company might infringe patents or other rights owned by other individuals and companies. The Company's technology primarily represents improvements or adaptations of known optical spectroscopy technology, which might be duplicated or discovered through its patents, reverse engineering or both. Two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire this year, making that technology generally available. The development or emergence of competing products or technologies could have an adverse effect on the Company's business, financial condition and results of operations. The Company also relies on trade secret, copyright and other laws and on confidentiality agreements to protect its technology, but believes that neither its patents nor other legal rights will necessarily prevent other individuals and companies from developing or from using similar or related technology to compete against the Company's product. There can be no assurance that confidentiality agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors. See "Business -- Proprietary Rights Information."

MANAGEMENT OF GROWTH

     The Company anticipates entering a period of rapid growth and expansion, which is expected to place a significant strain on the Company's management, customer service, operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has increased and will continue to increase its workforce, which requires the Company to attract, train, motivate and manage qualified employees. The Company has incurred and continues to incur significant costs to retain qualified management, sales and marketing, engineering, production, manufacturing and administrative personnel and scientists, as well as for marketing and promotional activities. The Company's ability to manage its planned growth depends upon the Company's success in continuing to expand its operating, management, information and financial systems, which may significantly increase its operating expense. There can be no assurance that the Company will be able to manage effectively any future growth, and any failure to do so would have an adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence Upon Management and Key Personnel," "Business -- Employees," and "Management -- Directors and Executive Officers."

RISKS ASSOCIATED WITH NEW PRODUCT DEVELOPMENT

     The Company has invested, and expects to continue to invest, substantial resources to further develop the Cerebral Oximeter, the related disposable SomaSensor, product extensions of the Cerebral Oximeter for use on children and newborns, and other applications of its technology. New products require extensive testing and regulatory clearance before they can be marketed, and substantial customer education concerning product use, advantages and effectiveness. In addition, the Company's products might meet market resistance in their primary markets because of resistance to major capital equipment expenditures by hospital purchasing committees and because hospitals might fear that the cost of a new device will lower its profits because medical insurers generally fix reimbursement amounts for the procedures in which the Company's products might be used. There can be no assurance that the Company will be able to successfully apply its technology in the development of commercially viable products. See "Use of Proceeds" and "Business -- Research and Development."

GOVERNMENT REGULATION

     The testing, manufacture and sale of the Company's product are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution, any of which actions could have an adverse effect on the Company's business, financial condition and results of operations.

     In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The Company has made additional changes to the model 3100A Cerebral Oximeter that resulted in the model 4100 Cerebral Oximeter. The Company does not believe that these changes affect the safety or efficacy of the Cerebral Oximeter and, therefore, the Company believes that these changes do not require the submission of a new 510(k) notice. There can be no assurance, however, that the FDA would agree with the Company's determination not to submit a new 510(k) notice for the new model 4100 Cerebral Oximeter or that the FDA would not require the Company to submit a new 510(k) notice for any changes made to the device. If the FDA requires the Company to submit a new 510(k) notice for its new model 4100 Cerebral Oximeter or for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA. See "Business -- Government Regulation."

     There can be no assurance that the Company's current FDA clearance to market the Cerebral Oximeter in the United States will not be rescinded or that, if and when any additional products are developed by the Company, they will receive FDA clearance. If any current or future clearances or approvals are rescinded or denied, sales of the Company's product in the United States would be prohibited during the period the Company does not have such clearances. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, any limitations on the Company's market required by any clearances, any resulting delays in market introduction or failure to comply with existing or future regulatory requirements would have an adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     The Company is subject to routine inspection by the FDA and certain state agencies for compliance with applicable regulations, including the Quality System Regulation ("QSR") (formerly, the GMP Regulation), which sets forth certain procedure and documentation requirements with respect to design, development, manufacturing and quality assurance activities. Changes in existing requirements or adoption of new requirements could have an adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have an adverse effect upon the Company's business, financial condition and results of operations.

     The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have an adverse effect upon the Company's ability to do business.

     Congress recently enacted the FDA Modernization Act of 1997. This law is intended to make the regulatory process more consistent and efficient. It is too early to determine whether, or how, these new requirements will affect the Company.

PRODUCTS LIABILITY

     The testing, marketing and sale of patient monitoring devices entail an inherent risk that products liability claims will be asserted against the Company. The Cerebral Oximeter is intended to be used in operating rooms and other critical care hospital units with patients who may be seriously ill or may be undergoing dangerous procedures. On occasion, patients on whom the Cerebral Oximeter is being used may sustain injury or die as a result of their medical treatment or condition. If litigation is initiated because of such injury or death, the Company may be sued, and regardless of whether it is ultimately determined to be liable, the Company may incur significant legal expenses not covered by insurance. In addition, products liability litigation could damage the Company's reputation and therefore impair its marketing ability. Such litigation could also impair the Company's ability to retain products liability insurance or make such insurance more expensive. The Company has products liability insurance with a liability limit of $2,000,000. Such insurance is costly and even though it has been obtained, there can be no assurance that the Company will be able to retain such insurance or that such insurance would be sufficient to protect the Company in the event of a major defect in the Cerebral Oximeter. In the event of an uninsured or inadequately insured products liability claim based on the performance of the Cerebral Oximeter, the Company's business, financial condition and results of operations could be adversely affected. See "Business -- Insurance."

DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING AND SUPPLY

     The Company is dependent on various suppliers for manufacturing the components for its Cerebral Oximeter and the related disposable SomaSensor. The Company believes each component is generally available from several potential suppliers. However, engaging additional or replacing existing suppliers of custom-designed components is costly and time consuming. The Company does not intend to maintain significant inventories of components, Cerebral Oximeters or SomaSensors. Therefore, the Company might incur delays in meeting delivery deadlines in the event a particular supplier is unable or unwilling to meet the Company's requirements. The Company would require approximately three to four months to change SomaSensor suppliers. In addition, the Company does not have direct control over the activities of its suppliers and is dependent on them for quality control, capacity, processing technologies and, in required cases, compliance with FDA QSR regulations. If the Company cannot replace certain suppliers on a timely basis when necessary, its business, financial condition and results of operations may be adversely affected. In addition, because the Company does not have long-term agreements with its suppliers, it may be subject to unexpected price increases which may adversely affect its profit margins. See "Business -- Manufacturing."

SUBSTANTIAL DILUTION

     At November 30, 1997, the Company had a net tangible shareholders' equity of $1.12 per share. A purchaser of Common Shares in this offering will experience immediate and substantial dilution of $3.43 per share, or 60%, in that the offering price exceeds the net tangible book value of the Company after giving effect to the offering. To the extent outstanding options and warrants to purchase Common Shares are exercised, there will be further dilution to new investors. See "Dilution."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Shares may be highly volatile. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets, or the medical equipment industry, changes in financial estimates by securities analysts or failure by the Company to meet such estimates, litigation involving the Company, actions by governmental agencies or other developments affecting the Company or its competitors, could cause the market price of the Common Shares to fluctuate substantially. In particular, the stock market may experience significant price and volume fluctuations which may affect the market price of the Common Shares for reasons that are unrelated to the Company's operating performance and that are beyond the Company's control.

FUTURE SALES OF COMMON SHARES; REGISTRATION RIGHTS; EXERCISE OF OPTIONS AND WARRANTS

     The number of the Company's outstanding Common Shares held by non-affiliates is large relative to the trading volume of the Common Shares. The Company is unable to predict the effect that sales of Common Shares may have on the then prevailing market price of the Common Shares. Any substantial sale of Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

     As of April 2, 1998, the Company had outstanding options and warrants to purchase an aggregate of 1,410,931 Common Shares. The Company has also reserved up to an additional 27,855 Common Shares for issuance upon exercise of options which have not yet been granted under the Company's stock option plans. Holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the options and warrants. In addition, holders of the Regulation S Agent Warrants have piggy-back registration rights with respect to the underlying securities, and the holder of the Underwriter's Warrants has demand and piggy-back registration rights with respect to the underlying securities. Exercise of these registration rights may adversely affect the terms upon which the Company may obtain additional financing. Further, while its warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected. See "Description of Capital Stock" and "Underwriting."

POTENTIAL ANTI-TAKEOVER EFFECT

     The Board of Directors has the authority, without further approval of the Company's shareholders, to issue preferred shares (the "Preferred Shares") having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of Preferred Shares could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Shares. In addition, the Company is subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions which might also hinder or delay a change in control of the Company. Anti-takeover provisions that could be included in the Preferred Shares when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can have a depressive effect on the market price of the Company's securities and can limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids.

     The Directors of the Company serve staggered three-year terms, and Directors may not be removed without cause. The Company's Restated Articles of Incorporation also set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of the Company's voting shares to amend these provisions. These provisions could have an anti-takeover effect by making it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the Common Shares held by the Company's shareholders. In addition, the Company's Restated Articles of Incorporation limit director liability to the maximum extent currently permitted by Michigan law. See "Management -- Indemnification of Directors and Officers" and "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,750,000 Common Shares offered hereby after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $9,158,437 ($10,569,703 if the Underwriter's over-allotment option is exercised in full), at the public offering price of $5.75 per share.

     The Company currently intends to use the net proceeds from the sale of the Common Shares offered hereby to finance the Company's operations, including the following:

                                                          AMOUNT      PERCENTAGE
                                                          ------      ----------
Increased Marketing and Sales Activities(1)...........  $2,800,000        30%
Expand Research and Development Programs(2)...........     900,000        10
General Corporate Purposes(3).........................   5,458,437        60
                                                        ----------       ---
     Total............................................  $9,158,437       100%
                                                        ==========       ===

---------------
(1) Includes the cost of the Company's direct sales force, attendance at trade shows and other promotional activities.

(2) Includes the development of a Cerebral Oximeter for use on children and newborns, enhancements to the SomaSensor and the development of new products through its consulting arrangement with NeuroPhysics Corporation.

(3) Includes working capital and other ongoing Selling, General and Administrative expenses. See the Financial Statements as of, and for the year ended, November 30, 1997, included elsewhere in this Prospectus, for information about the Company's current working capital needs and ongoing Selling, General and Administrative expenses.

     The foregoing represents the Company's best estimate of its allocation of the estimated net proceeds from the sale of Common Shares offered hereby and is subject to a reapportionment of proceeds among the categories discussed above or to new categories in response to, among other things, changes in the Company's business plans, future revenues and expenses and industry, regulatory or competitive conditions. The amount and timing of expenditures will vary depending on a number of factors, including changes in the Company's contemplated operations or business plan and changes in economic and industry conditions. Any such shifts will be at the discretion of the Board of Directors and the officers of the Company.

     Pending the application of such proceeds, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing investments.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

     The Common Shares trade on The Nasdaq SmallCap Market under the trading symbol "SMTS." The following table sets forth, for the periods indicated, the range of high and low closing bid quotations as reported by Nasdaq. The prices set forth below have been adjusted to give effect to the 1-for-10 reverse stock split of the Common Shares effected on April 10, 1997.

                                                               HIGH      LOW
                                                               ----      ---
Fiscal Year Ended November 30, 1996
  First Quarter.............................................  $17.50    $ 4.10
  Second Quarter............................................   25.00     10.00
  Third Quarter.............................................   40.00     14.40
  Fourth Quarter............................................   23.10     12.50
Fiscal Year Ended November 30, 1997
  First Quarter.............................................  $15.00    $ 5.63
  Second Quarter............................................   11.25      3.38
  Third Quarter.............................................    4.19      3.13
  Fourth Quarter............................................    8.13      3.00
Fiscal Year Ending November 30, 1998
  First Quarter.............................................  $ 6.50    $ 4.50
  Second Quarter (through April 2, 1998)....................    6.50      5.25

     On April 2, 1998 the last reported sales price for the Common Shares on The Nasdaq SmallCap Market was $5.875 per share. At February 28, 1998, the Company had 567 shareholders of record.

     The bid quotations set forth above reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.

     The Company has never paid cash dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. The payment of any future dividends will be determined by the Board in light of the conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in future financing agreements, business conditions and other factors deemed relevant by the Board.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of November 30, 1997 and as adjusted to give effect to the sale of the 1,750,000 Common Shares offered by the Company hereby at the public offering price of $5.75 and the application of the estimated net proceeds of $9,158,437 therefrom (after deducting underwriting discounts and commissions and estimated offering expenses) as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes to Financial Statements included elsewhere in this Prospectus.

                                                               AT NOVEMBER 30, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Shareholders' equity:
  Preferred shares; authorized, 1,000,000 shares of $.01 par
     value; no shares issued or outstanding.................        --          --
  Common shares; authorized, 20,000,000 shares of $.01 par
     value; issued and outstanding, 4,285,334 shares at
     November 30, 1997 (6,035,334 shares, as adjusted)
     (1)....................................................  $     43    $     60
  Additional paid-in capital................................    41,213      50,354
  Accumulated deficit (2)...................................   (36,367)    (36,367)
                                                              --------    --------
     Total shareholders' equity and total capitalization....  $  4,889    $ 14,047
                                                              ========    ========

---------------
(1) Excludes (i) an aggregate of up to 1,043,872 Common Shares reserved for issuance under the Company's 1983 Stock Option Plan, 1991 Incentive Stock Option Plan, 1993 Director Stock Option Plan, 1997 Stock Option Plan and non-plan options, of which options to purchase an aggregate of 1,016,017 Common Shares were outstanding as of April 2, 1998, (ii) 79,394 Common Shares issuable upon the exercise of the Regulation S Agent Warrants issued in connection with the Regulation S Offerings, (iii) 115,520 Common Shares issuable upon the exercise of the Regulation S Warrants issued in connection with the Regulation S Offerings completed in July 1995 and April 1996 and
    (iv) 200,000 Common Shares issuable upon exercise of the Underwriter's Warrants issued in connection with the Company's public offering of Common Shares which closed in June 1997. See Notes 3 and 8 of Notes to Financial Statements.

(2) Management believes the accumulated deficit increased during the first quarter ended February 28, 1998 and will continue to increase in the second quarter ending May 31, 1998, and there has been and will continue to be a corresponding decrease in total capitalization.

                                    DILUTION

     The net tangible book value of the Company as of November 30, 1997 was $4,816,739, or $1.12 per Common Share. Net tangible book value per share represents the amount of net tangible assets, less total liabilities, divided by the number of Common Shares outstanding. After giving effect to the sale by the Company of 1,750,000 Common Shares offered hereby at the public offering price of $5.75 per share, the net tangible book value of the Company as of November 30, 1997 would have been $13,975,176, or $2.32 per share. This represents an immediate increase in such net tangible book value of $1.20 per share to existing shareholders and an immediate dilution of $3.43 per share to new investors. The following table illustrates this per share dilution:

                                                               AMOUNT   PERCENTAGE
                                                               ------   ----------
Public offering price per share......................          $5.75       100%
  Net tangible book value per share at November 30,
     1997............................................  $1.12                19%
  Increase in net tangible book value per share
     attributable to new investors...................   1.20                21%
                                                       -----               ---
Net tangible book value per share after giving effect
  to this offering...................................           2.32        40%
                                                               -----       ---
Dilution per share to new investors..................          $3.43        60%
                                                               =====       ===

     The foregoing assumes no exercise of options and warrants after November 30, 1997. As of April 2, 1998, there were outstanding options and warrants to purchase an aggregate of 1,410,931 Common Shares, and the Company had also reserved up to an additional 27,855 Common Shares for issuance upon the exercise of options which had not yet been granted under the Company's stock option plans. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Capitalization."

                            SELECTED FINANCIAL DATA

     The following selected financial data as of November 30, 1997, 1996, 1995, 1994 and 1993, and for each of the years in the five-year period ended November 30, 1997 have been derived from the audited financial statements of the Company, certain of which appear elsewhere in this Prospectus together with the report of Deloitte & Touche LLP, independent auditors, whose report includes an explanatory paragraph relating to an uncertainty concerning the Company's ability to continue as a going concern. The selected financial data should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                           FISCAL YEAR ENDED NOVEMBER 30,
                                              --------------------------------------------------------
                                                1997        1996        1995        1994        1993
                                              --------    --------    --------    --------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues(1)...........................     $ 1,212      $  778     $ 1,336      $  938     $ 1,547
Cost of sales.............................         632         385         658         464         763
Gross margin..............................         580         393         678         474         784
Research, development and engineering
  expenses................................         736         235         286         550       1,150
Selling, general and administrative
  expenses................................       6,238       3,550       3,303       4,347       6,063
Net loss..................................     $(6,155)    $(3,304)    $(2,818)    $(4,332)    $(6,136)
Net loss per Common Share -- Basic and
  Diluted(2)..............................     $ (1.88)    $ (1.77)    $ (1.67)    $ (3.41)    $ (5.75)
Weighted average number of Common Shares
  outstanding(2)..........................       3,272       1,867       1,684       1,270       1,068

                                                                  AT NOVEMBER 30,
                                              --------------------------------------------------------
                                                1997        1996        1995        1994        1993
                                              --------    --------    --------    --------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash and marketable securities............    $  4,603    $  3,292    $    941    $  2,405    $  2,929
Working capital...........................       4,511       3,862       1,846       2,982       3,326
Total assets..............................       5,677       4,672       2,861       4,327       5,142
Total liabilities.........................         788         618         568         808       1,039
Long-term debt and redeemable Convertible
  Preferred Shares........................          --          --          20          20          60
Accumulated deficit(4)....................     (36,367)    (30,211)    (26,907)    (24,089)    (19,757)
Shareholders' equity(3)(4)................       4,889       4,054       2,294       3,519       4,103

---------------
(1) Net revenues recorded in fiscal years 1997, 1996, 1995, 1994 and 1993 relate primarily to the sale of Cerebral Oximeters and SomaSensors for commercial use. For a description of the current status of the Company's loss of, and regaining, FDA clearance to market the Cerebral Oximeter in the United States, see "Business -- Government Regulation," and "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources."

(2) See Note 4 of Notes to Financial Statements included in this Prospectus for information with respect to the calculation of per share data. During the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The adoption of SFAS No. 128 had no impact on the reported loss per share for all periods presented.

(3) See Statements of Shareholders' Equity of the Financial Statements included in this Prospectus for an analysis of Common Share transactions for the period from December 1, 1994 through November 30, 1997.

(4) Management believes the accumulated deficit increased during the first quarter ended February 28, 1998 and will continue to increase in the second quarter ending May 31, 1998, and there has been and will continue to be a corresponding decrease in total capitalization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described under "Risk Factors" and elsewhere in this Prospectus, that could cause actual results to differ materially from historical results or those currently anticipated.

RESULTS OF OPERATIONS

OVERVIEW

     Somanetics develops, manufactures and markets the INVOS Cerebral Oximeter, the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. In 1988, the Company began clinical studies of the Cerebral Oximeter on human patients. In June 1992, the Company received 510(k) clearance from the FDA to market the Cerebral Oximeter in the United States for use on adults. The Company began commercial shipments of Cerebral Oximeters and SomaSensors in May 1993. In November 1993, the FDA rescinded the Company's clearance to market the Cerebral Oximeter and the related disposable SomaSensor in the United States, and the Company suspended all commercial sales. In February 1994, the Company resumed marketing its product in several foreign countries, and in June 1996 the Company received clearance from the FDA to market the Cerebral Oximeter and the related disposable SomaSensor in the United States. In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The new model 4100 Cerebral Oximeter was introduced in October 1997 and became available in the first quarter of fiscal 1998.

     During fiscal 1997, 1996 and 1995, the Company's primary activities consisted of research and development of the INVOS technology, the Cerebral Oximeter and the related disposable SomaSensor. The Company recently emerged from the development stage and had an accumulated deficit of $36,366,536 through November 30, 1997. The Company believes that its accumulated deficit will continue to increase for the foreseeable future.

     The Company derives its revenues from sales of Cerebral Oximeters and SomaSensors to its distributors and, since the June 1996 FDA clearance, to hospitals in the United States through its direct sales employees. The Company recognizes revenues when it ships its product to its distributors or to hospitals. Payment terms are generally net 30 days for United States sales and net 60 days or longer for international sales. The Company's primary expenses, excluding the cost of its product, are selling, general and administrative and research, development and engineering, which are generally expensed as incurred. The Company capitalizes its patent costs and amortizes them over 17 years. Since May 1994, the Company has exchanged model 3100A Cerebral Oximeters for its model 3100 Cerebral Oximeters. Until the model 4100 Cerebral Oximeter became available in the first quarter of fiscal 1998, the Company refurbished the model 3100 Cerebral Oximeters it received and sold them approximately at cost in countries that do not require compliance with the standards met by the model 3100A. In the first quarter of 1998, the Company began offering to exchange model 4100 Cerebral Oximeters for model 3100A Cerebral Oximeters and cash equal to the difference in sales prices of the two models. Such sales reduce the Company's average unit sales price and overall gross margin.

FISCAL YEAR ENDED NOVEMBER 30, 1997 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1996

     Net revenues increased approximately $434,000, or 56%, from $778,200 in the fiscal year ended November 30, 1996 to $1,211,784 in the fiscal year ended November 30, 1997. The increase in revenues was primarily attributable to an increase in United States sales for fiscal 1997 of approximately $490,000, from approximately $33,000 in fiscal 1996 to approximately $523,000 in fiscal 1997. The sales increase was partially offset by a $56,000 decrease in international sales in fiscal 1997 compared to fiscal 1996, primarily due to reduced shipments to Baxter Limited in Japan, which is delaying purchases until shipment of the new model 4100 Cerebral Oximeter is permitted in Japan, and a 21% decrease in the average selling price of Cerebral Oximeters in fiscal 1997 compared to fiscal 1996 primarily as a result of lower international prices for the Cerebral Oximeter, partially offset by increased prices realized by the Company as a result in a change in the mix between sales directly to hospitals and sales through distributors.

     Approximately 57% of the Company's net revenues in fiscal 1997 were export sales, as compared to approximately 96% in fiscal 1996. Sales of model 3100A Cerebral Oximeters, SomaSensors, and refurbished model 3100 Cerebral Oximeters comprised approximately 60%, 30% and 10%, respectively, of the Company's fiscal year 1997 net revenues, and 63%, 23% and 14%, respectively, of the Company's fiscal year 1996 net revenues. Two international distributors and one United States distributor accounted for approximately 28%, 11%, and 12%, respectively, of net revenues for fiscal year 1997, and two international distributors accounted for approximately 62% and 15%, respectively, of net revenues for fiscal year 1996.

     Gross margin as a percentage of net revenues for the fiscal years ended November 30, 1997 and 1996 were approximately 48% and 51%, respectively. Gross margin as a percentage of net revenues decreased in fiscal 1997 from fiscal 1996 primarily because the Company realized lower average selling prices for model 3100A Cerebral Oximeters in fiscal 1997, the cost to the Company of the SomaSensor was higher in fiscal 1997, and SomaSensors were a larger portion of overall sales. This decrease was partially offset by the decrease in the portion of net revenues attributable to refurbished model 3100 Cerebral Oximeters in fiscal 1997.

     The Company's research, development and engineering expenses increased approximately $501,000, or 213%, from $235,354 for the fiscal year ended November 30, 1996 to $736,427 for the fiscal year ended November 30, 1997. The increase in fiscal 1997 is primarily attributable to increased costs of development materials and consulting fees in connection with new product development, principally the new model adult Cerebral Oximeter, increased clinical testing and an increase in research, development, and engineering personnel from two employees at November 30, 1996 to five employees at November 30, 1997.

     Selling, general and administrative expenses increased approximately $2,688,000, or 76%, from $3,549,939 for the fiscal year ended November 30, 1996 to $6,238,330 for the fiscal year ended November 30, 1997. The increase for fiscal 1997 is primarily attributable to (i) a $1,539,000 increase in salaries, wages, incentive compensation and related expenses as a result of the additional personnel hired during fiscal 1997 (from 30 employees as of November 30, 1996, eight of which were hired during the fourth quarter of fiscal 1996, to 40 employees as of November 30, 1997, most of whom were on the payroll for the entire fiscal 1997), (ii) a $446,000 increase in selling-related expenses primarily as a result of increased expenses for employee travel, medical affairs, marketing, clinical research, and sales demonstration equipment use, and industry trade shows and advertising, (iii) a $280,000 increase in miscellaneous expense primarily related to inventory obsolescence reserves recorded during the third and fourth quarters of fiscal 1997, (iv) a $152,000 increase in bad debt expense and (v) a $276,000 increase in other personnel and office-related expenses, including temporary services, telephone, recruiting and training, and office supplies.

FISCAL YEAR ENDED NOVEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1995

     Net revenues decreased approximately $558,000, or 42%, from $1,335,970 in the fiscal year ended November 30, 1995 to $778,200 in the fiscal year ended November 30, 1996. The decrease in revenues was primarily attributable to a more than 20% decrease in the average selling price of model 3100A Cerebral Oximeters to distributors and reduced shipments to Europe and to Baxter Limited in Japan. Approximately 96% and 100% of the Company's net revenues in fiscal 1996 and 1995, respectively, were export sales. Sales of refurbished model 3100 Cerebral Oximeters, model 3100A Cerebral Oximeters and SomaSensors comprised approximately 14%, 63% and 23%, respectively, of the Company's fiscal year 1996 net revenues, and 10%, 74% and 16%, respectively, of the Company's fiscal year 1995 net revenues.

     Two international distributors accounted for approximately 62% and 15%, respectively, of net revenues for fiscal year 1996, and approximately 53% and 13%, respectively, of net revenues for fiscal year 1995. The Company terminated its Japanese distributor effective January 28, 1995. In March 1995, the Company announced the engagement of Baxter Limited as its exclusive distributor in Japan. In April 1995, the

Company received its license from the Japanese Ministry of Health and Welfare to market its product in Japan.

     Gross margin as a percentage of net revenues for the fiscal years ended November 30, 1996 and 1995 were approximately 51% and 51%, respectively. Gross margin as a percentage of net revenues decreased in fiscal 1996 from fiscal 1995 primarily because 14% of net revenues in fiscal 1996 consisted of sales of refurbished model 3100 Cerebral Oximeters, and because of lower average selling prices for model 3100A Cerebral Oximeters and an increase in the cost of the SomaSensor, partially offset by an approximately 10% decrease in materials cost for the Cerebral Oximeter in fiscal 1996.

     The Company's research, development and engineering expenses decreased approximately $51,000, or 18%, from $285,893 for the fiscal year ended November 30, 1995 to $235,354 for the fiscal year ended November 30, 1996. The decrease in fiscal 1996 is primarily attributable to an approximately $70,000 charge in fiscal 1995 to engineering expenses for obsolete purchased parts inventory relating to engineering design changes to the model 3100A Cerebral Oximeter, partially offset by increased consulting fees in fiscal 1996 in connection with new product development since the Company received 510(k) clearance for the Cerebral Oximeter.

     Selling, general and administrative expenses increased approximately $247,000, or 7%, from $3,302,751 for the fiscal year ended November 30, 1995 to $3,549,939 for the fiscal year ended November 30, 1996. The increase for fiscal 1996 is primarily attributable to (i) a $217,000 increase in selling-related expenses, primarily due to the costs of providing Cerebral Oximeters for clinical research and to United States sales personnel and the added cost of promotional equipment and materials in the United States, partially offset by a decrease in travel and related expenses and two fewer employees in sales and marketing for approximately seven months of the fiscal year, (ii) one-time charges of $175,000 for write-downs of excess refurbished model 3100 Cerebral Oximeters and obsolete inventory, (iii) an increase in non-productive, indirect labor and overhead of $197,000 and (iv) a $71,000 increase in warranty expenses, partially offset by (a) a decrease of $237,000 in salaries and wages, primarily due to a reduction in payroll and related benefits, partially offset by an increase in temporary and contract labor and an increase in consulting services,
(b) a $134,000 decrease in occupancy costs principally due to the reduction in personnel and the expiration of operating leases and (c) a decrease in depreciation and amortization expenses of $67,000.

     The $121,500 bad debt recovery (resulting from the returns of INVOS 3100 Cerebral Oximeters by United States distributors whose receivables had been written off), $57,200 reversal of the reserve for the extra cost of exchanging new INVOS 3100A Cerebral Oximeters for INVOS 3100 Cerebral Oximeters held by United States distributors who had not yet paid for their Cerebral Oximeters, and the cost of upgrading model 3100 Cerebral Oximeters, and $27,600 reversal of the reserve for replacing SomaSensors recalled in 1993, were partially offset by a $150,000 reserve accrued for excess INVOS 3100 Cerebral Oximeters in inventory and obsolete inventory and a $46,000 reserve for doubtful accounts taken in connection with receivables from some foreign distributors. These amounts are included in selling, general and administrative expenses for fiscal 1996.

EFFECTS OF INFLATION

     The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operations during fiscal 1997 was approximately $5,436,000. Cash was used primarily to fund the Company's net loss, including selling, general and administrative expenses and research, development and engineering expenses (approximately $6,105,000, net of depreciation and amortization expense). This primary use of cash was partially offset by a decrease in net inventory (approximately $498,000) due to management's decision to lower inventory levels of INVOS 3100A Cerebral Oximeters and its components to prepare for the introduction of the new model 4100 Cerebral Oximeter and increased inventory obsolescence recorded in the third and fourth quarters of fiscal 1997 in anticipation of the new product launch, and an increase in accrued liabilities (approximately $144,000) as of the end of fiscal 1997. Accounts receivable increased only $262. Higher sales were substantially offset by increased allowances for doubtful accounts. Accounts payable increased $26,462. The Company used some of the proceeds of its public offering of Common Shares, which closed on June 4, 1997, to pay previously delayed balances due vendors; however, as of November 30, 1997 payables were increasing due to inventory purchases related to the beginning of production of the Company's new model 4100 Cerebral Oximeter. Capital expenditures in fiscal 1997 were approximately $244,000, primarily for tooling to manufacture the new model 4100 Cerebral Oximeter.

     The Company's principal sources of operating funds have been the proceeds of equity investments from sales of the Company's Common Shares. See Statements of Shareholders' Equity of the Company's Financial Statements included elsewhere in this Prospectus. On June 4, 1997, the Company closed the public offering of 2,000,000 newly-issued Common Shares, at a price of $4.00 per share, for gross proceeds of $8,000,000, through an offering underwritten by Brean Murray & Co., Inc. The net proceeds to the Company, after deducting the underwriting discount and expenses of the offering, were approximately $7,000,000.

     As of November 30, 1997 the Company had working capital of $4,510,973, cash, cash equivalents and marketable securities of $4,603,156, total current liabilities of $788,476 and shareholders' equity of $4,888,956.

     The Company expects that its primary needs for liquidity in fiscal 1998 will be (i) to fund its losses and sustain its operations, including funding (a) marketing costs for the Cerebral Oximeter; (b) additional sales and marketing, manufacturing, service, quality control and medical affairs personnel expected to be hired in fiscal 1998; (c) further development and testing of enhancements to the SomaSensor, and product extensions of the Cerebral Oximeter; and (d) additional research and development projects and (ii) for working capital, including increased accounts receivable and inventories of components and sales units to satisfy expected sales orders. In addition, management has budgeted approximately $370,000 for capital expenditures during fiscal 1998, primarily for demonstration units of its new model 4100 Cerebral Oximeter.

     The Company believes that the cash, cash equivalents and marketable securities on hand at November 30, 1997 together with the net proceeds of this offering will be sufficient to sustain the Company's operations at budgeted levels and its needs for liquidity into the year 2000. By that time the Company will be required to raise additional cash either (i) through additional sales of its product, (ii) through sales of securities, (iii) by incurring indebtedness or (iv) by some combination of the foregoing. If the Company is unable to raise additional cash by that time, it will be required to reduce or discontinue its operations.

     The estimated length of time current cash, cash equivalents and marketable securities will sustain the Company's operations is based on certain estimates and assumptions made by the Company. Such estimates and assumptions are subject to change as a result of actual experience. There can be no assurance that actual capital requirements necessary to market the Cerebral Oximeter and SomaSensor, to develop enhancements to the SomaSensor, and product extensions of the Cerebral Oximeter, to conduct research and development concerning additional potential applications of the Company's technology and for working capital will not be substantially greater than current estimates.

     The Company does not believe that product sales will be sufficient to fund the Company's operations in fiscal 1998. There can be no assurance that the Company will be able to achieve the level of sales necessary to sustain its operations. The report of the Company's Independent Auditors contains an explanatory paragraph relating to the uncertainty concerning the Company's ability to continue as a going concern. See "Independent Auditors Report" accompanying the Financial Statements included elsewhere in this Prospectus.

     As of November 30, 1997, there were 60,400 redeemable warrants outstanding, exercisable at $20.00 per share until July 13, 2000, and 55,120 redeemable warrants outstanding exercisable at $17.50 per share until April 1, 2001. These warrants were issued in the Company's 1995 and April 1996 Regulation S Offerings. The conditions permitting the Company to redeem these warrants have not been met as of February 28, 1998. In addition, the placement agents and their transferees hold warrants to purchase 64,394 Common Shares exercisable at $12.50 per share and 15,000 warrants exercisable at $14.40 per share. Also, the underwriter of the 1997 public offering received warrants to purchase 200,000 Common Shares exercisable at $4.80 per share. It is unlikely that these warrants will be exercised if the exercise price exceeds the market price of the Common Shares.

     The Company has no loan commitments.

     The Company's ability to use its accumulated net operating loss carryforwards to offset future income, if any, for income tax purposes, is limited due to the initial public offering of its securities in March 1991. See
Note 6 of Notes to Financial Statements included elsewhere in this Prospectus.

YEAR 2000 COMPLIANCE

     The Company does not expect the cost of converting its computer systems to year 2000 compliance will be material to its financial condition or results of operations. The Company believes that it will be able to achieve year 2000 compliance by the end of 1999, and does not currently anticipate any disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. This Statement replaces the presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. During the first quarter of fiscal 1998, the Company adopted SFAS No. 128. The adoption of SFAS No. 128 had no impact on the reported loss per share for all periods presented.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components in financial statements. The Statement is effective for the Company's financial statements for the year ending November 30, 1999.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way a public business enterprise reports certain information about operating segments, and discloses enterprise-wide information about the company's products and services, activities in different geographic areas, and the company's reliance on major customers. The statement is effective for the Company's financial statements for the year ending November 30, 1999.

                                    BUSINESS

THE COMPANY

     Somanetics develops, manufactures and markets the Cerebral Oximeter, the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter was developed to meet the need for information about oxygen in the brain, the organ least tolerant of oxygen deprivation. Brain oxygen information, therefore, is important, especially in surgical procedures requiring general anesthesia and in other critical care situations with a high risk of brain oxygen imbalances. The Company targets surgical procedures with a high risk of brain oxygen imbalances, such as cardiovascular and vascular surgeries and surgeries on elderly patients involving abnormal blood pressure. Surgeons, anesthesiologists and other medical professionals use the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care.

     The Cerebral Oximeter is a relatively inexpensive, portable and easy-to-use monitoring system placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, ICUs and emergency rooms. It is comprised of (i) a portable unit including a computer and a display monitor,
(ii) dual single-use, disposable sensors, the SomaSensors, (iii) proprietary software and (iv) a preamplifier cable. SomaSensors can be adhered to both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The computer uses the Company's proprietary software to analyze information received from the SomaSensor and provides a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensor. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis because of their single-use nature.

     In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model INVOS 4100 Cerebral Oximeter. The new model 4100 Cerebral Oximeter was introduced in October 1997 at two industry trade shows and became available in the first quarter of fiscal 1998. The Company's objective is to establish the Cerebral Oximeter as a "standard of care" in surgical procedures requiring general anesthesia and in other critical care situations.

RECENT DEVELOPMENTS

     The Company has announced its unaudited first quarter results. Net revenues for the first fiscal quarter ended February 28, 1998 were $803,365 from sales of its Cerebral Oximeter and disposable SomaSensor. This represents a 127% increase over net revenues of $353,863 for the same period in 1997. For the first quarter of fiscal 1998, the Company reported a net loss of $1,173,100, or 27 cents per Common Share -- basic and diluted, compared to a net loss of $1,308,412, or 57 cents per Common Share -- basic and diluted, for the same period of 1997. The net loss decrease is primarily attributable to increased sales, partially offset by increased selling, general and administrative expenses. The decrease in net loss per Common Share -- basic and diluted is primarily attributable to an increase in the weighted average number of Common Shares outstanding.

MARKET OVERVIEW

INDUSTRY BACKGROUND

     The brain is the human organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities or death. Undetected brain hypoxia (insufficiency of oxygen delivery) and ischemia (tissue oxygen starvation due to the obstruction of the inflow of arterial blood) are common causes of brain damage and death during and after many surgical procedures and in other critical care situations. A December 1996 article in The New England Journal of Medicine reported on a 24-institution study and concluded that adverse cerebral outcomes after coronary artery bypass graft surgery are relatively common and serious and are associated with substantial increases in death, length of hospitalization and use of intermediate- or long-term care facilities.

Adverse cerebral outcomes occurred in 6.1% of the patients included in the study. Additional studies have estimated that a higher percentage of patients experience some neurological decline after heart surgery and that insufficiency of oxygen delivery to the brain is a frequent cause of this problem. The New England Journal article concluded that new diagnostic and therapeutic strategies must be developed to lessen such injury.

     Oxygen is carried to the brain by hemoglobin in the blood. Hemoglobin passes through the lungs, bonds with oxygen and is pumped by the heart through arteries and capillaries to the brain. Brain cells extract the oxygen and the blood carries away carbon dioxide through the capillaries and veins back to the lungs. Brain oxygen imbalances can be caused by several factors, including changes in oxygen saturation (the percentage of hemoglobin contained in a given amount of blood which carries oxygen) in the arteries, blood flow to the brain, hemoglobin concentration and oxygen consumption by the brain.

     Brain oxygen information is important in surgical procedures requiring general anesthesia, in other critical care situations with a high risk of brain oxygen imbalances, as well as in the treatment of patients with head injuries or strokes. These procedures include cardiovascular and vascular surgeries, surgeries on elderly patients involving abnormal blood pressure, any neurosurgery, major surgeries involving the neck, transplant surgeries and treatments of patients with diseases resulting from high blood pressure, lung problems, or head, organ or heart injuries and treatment of patients suffering from strokes. These patients are most commonly found in operating rooms as well as in the other critical care areas of hospitals, especially recovery rooms, ICUs and emergency rooms. The Company believes that medical professionals need immediate and continuous information about changes in the oxygen levels in the blood in the brain to identify brain oxygen imbalances. After they are alerted to such imbalances, medical professionals have the information to take corrective action through the introduction of medications, anesthetic agents or mechanical intervention, potentially improving patient outcome and reducing the costs of care. Immediate and continuous information about changes in brain oxygen levels also provides immediate feedback regarding the adequacy of the selected therapy. Equally important, without information about brain oxygen levels, therapy that may not be necessary might be initiated to assure adequate brain oxygen levels. Unnecessary therapy can have an adverse impact on patient safety and increase hospital costs.

     An independent industry report estimates that there are approximately 62,000 operating rooms worldwide performing approximately 48 million surgeries involving general anesthesia every year. Industry sources estimate that, in 1993, there were more than 4.4 million surgeries involving the heart or the blood vessels around the heart in the United States. Such surgeries include more than 600,000 open heart surgeries and 89,000 endarterectomies (the removal of blockage in the artery). Industry sources estimate, based on a 1985 survey, that there were more than 26,800 operating rooms in the United States and, based on a 1993 survey, that there were more than 6,100 ICUs in the United States with more than 90,000 beds.

     Currently, several different methods are used to detect one or more of the factors affecting brain oxygen levels or the effects of brain oxygen imbalances. These methods include invasive jugular bulb catheter monitoring, transcranial Doppler, electroencephalograms ("EEG"), intracranial pressure monitoring and neurological examination. These methods have not been widely adopted to monitor brain oxygen levels in critical care situations for a variety of reasons. The use of any of these methods is limited because it is either expensive, difficult or impractical to use as a brain monitor, invasive, not available under certain circumstances (such as when the patient is unconscious or has suppressed neural activity), not able to measure all of the factors that may affect brain oxygen imbalances, not organ specific, not able to provide continuous information or able to measure only the effects of brain oxygen imbalances.

     Arterial oxygen saturation is only one of the factors that can affect oxygen imbalances in the brain. Pulse oximetry measures oxygen saturation in the arteries. It is non-invasive, uses optical spectroscopy and has become a standard of care for measuring arterial oxygen saturation in critical care situations. However, pulse oximeters require a strong pulse, making them unavailable during bypass surgeries, surgeries involving induced hypothermia or any other time the patient does not have a strong peripheral pulse. Pulse oximeters provide information about the oxygen saturation of the arteries in a finger or earlobe, not oxygen imbalances in the brain. Changes in the oxygen balance in the brain may not have any affect on the oxygen levels in a finger or earlobe. For example, a blocked artery to the brain would affect oxygen in the brain, but would not affect the amount of oxygen in the arteries in the finger.

     The Cerebral Oximeter is the only FDA-cleared, non-invasive monitoring system that provides continuous information about changes in the blood oxygen level in the adult brain. It is easy to use and relatively inexpensive and provides medical professionals with new information to help them identify brain oxygen imbalances. This information may facilitate timely intervention, provide feedback regarding the adequacy of the selected therapy and provide medical professionals with additional assurance when they make decisions regarding the need for therapy, thereby potentially improving patient outcome and reducing the cost of care.

MARKET TRENDS

     The Company believes the market for its product is driven by the following market trends:

     Demand to Reduce Health Care Costs. Hospitals in the United States are increasingly faced with direct economic incentives to control health care costs and improve the efficiency of health care through improved labor productivity, shortened hospital stays and more selective performance of medical procedures and use of facilities and equipment. Hospitals often receive a fixed fee from Medicare, managed care organizations and private insurers based on the disease diagnosed, rather than based on the services actually performed. Therefore, hospitals are increasingly focused on avoiding unexpected costs, such as those associated with increased hospital stays resulting from patients with brain damage or other adverse outcomes following surgery. This focus on avoiding unexpected costs is especially pronounced in the operating room and other hospital critical care areas due to their high operating costs. The economic and human costs of brain damage can be tremendous. Even short extensions of hospital stays resulting from brain damage can be expensive. In addition, overtreating a patient as a result of lack of knowledge about brain oxygen levels can result in unnecessary costs.

     Organ-Specific Monitoring; Current Emphasis on the Brain. The Company believes that physicians and hospitals are increasingly interested in monitoring the status of specific organs in the body, especially the brain. It also believes there is an increased interest in understanding how the brain functions and in finding ways to prevent injury to, and cures to diseases affecting, the brain. The Company believes that this interest has led to a greater focus on monitoring the brain, both to determine how it functions and to monitor the effects of various actions on the brain.

     Less Invasive Medical Procedures. The Company believes there is a trend toward less invasive medical procedures. Notable examples include laparoscopic procedures in general surgery and arthroscopic procedures in orthopedic surgery. Such procedures are designed to reduce trauma, thereby decreasing complications, reducing pain and suffering, speeding recovery and decreasing costs associated with patient care. The Company also believes that there is a trend to minimize invasive procedures relating to the brain to increase the safety of patients and medical professionals, reduce recovery time and minimize costs.

     Aging Population. According to the Administration on Aging, United States Department of Health and Human Services, 33.5 million persons in the United States were age 65 or older in 1995, representing 13% of the population. The number of Americans age 65 or older increased by approximately 2.3 million, or 7%, between 1990 and 1995, compared to an increase of 5% for the under-65 population. The Administration on Aging predicts that the number of Americans age 65 or older will increase to approximately 34.7 million by the year 2000 and to 53.2 million by the year 2020. The Company believes that older patients require a higher level of medical care using more procedures in which the patient or the procedure involves a risk of brain oxygen imbalances. Medical and surgical procedure growth rate has remained steady recently, and industry analysts expect this trend to continue.

BUSINESS STRATEGY

     The Company's objective is to establish the Cerebral Oximeter as a "standard of care" in surgical procedures requiring general anesthesia and in other critical care situations. Key elements of the Company's strategy are as follows:

     Target Surgical Procedures With a High Risk of Brain Oxygen Imbalances. The Company targets surgical procedures with a high risk of brain oxygen imbalances, such as cardiovascular and vascular surgeries and surgeries on elderly patients involving abnormal blood pressure. The Company believes that the medical professionals involved in these surgeries are the most aware of the risks of brain damage resulting from brain oxygen imbalances. Therefore, the Company believes that it will be easier to demonstrate the clinical benefits of the Cerebral Oximeter and potentially gain market acceptance for its product in connection with these surgeries.

     Demonstrate Clinical Benefits and Promote Acceptance of the Cerebral Oximeter. The Company sponsors clinical studies using the Cerebral Oximeter to provide additional evidence of its benefits. The resulting publication of any favorable peer-reviewed papers is used to help convince the medical community of the clinical benefits of the Cerebral Oximeter. The Company also promotes acceptance of the Cerebral Oximeter in the medical community by encouraging surgeons, anesthesiologists and nurses in leading hospitals, whose opinions and practices the Company believes are valued by other hospitals and physicians, to use the Cerebral Oximeter on a trial basis. The Company believes that successful evaluations of the Cerebral Oximeter by these medical professionals will accelerate the acceptance of the Cerebral Oximeter by other medical professionals. The Company is sponsoring discussions among physicians who have used the Cerebral Oximeter about its clinical benefits.

     Expand Marketing and Sales Activities. The Company has recently established a distribution network consisting of its direct sales employees and distributors. The Company is expanding its marketing and sales efforts to increase the medical community's exposure to its INVOS technology and the Cerebral Oximeter, including increased participation in trade shows and medical conferences and increased product evaluations. The Company is aggressively marketing its product through its existing sales force and leverages its sales resources through the use of its distributors, including Baxter Limited in Japan.

     Develop Additional Applications of the Cerebral Oximeter. The Company is in the process of developing product-line extensions of the Cerebral Oximeter for use on children and newborns. The Company believes that these natural extensions of its existing product will increase the market for the Cerebral Oximeter without the more significant development efforts required for entirely new products. Research being conducted on children and newborns is expected to result in a SomaSensor that can fit smaller heads. The Company believes that non-invasive monitoring is especially important in this patient population, as they generally have lower oxygen reserves than adults, have less blood volume from which to make invasive blood gas measurements and are less tolerant of painful skin punctures and infections.

     License its Technology to Medical Device Manufacturers. The Company plans to license its Cerebral Oximeter technology to other medical device manufacturers to expand the installed base of Cerebral Oximeters and increase the demand for SomaSensors. Such a license might be made to a company interested in incorporating the Cerebral Oximeter into a multi-function monitor. The Company believes that such an arrangement could provide another distribution channel for the Company's Cerebral Oximeter. The Company, however, has no current commitments for any such licenses.

     In addition, the Company is analyzing the feasibility of other applications of its technology. The Company has a consulting arrangement with NeuroPhysics Corporation in connection with research into the feasibility of four new products. See "-- Research and Development."

PRODUCT AND TECHNOLOGY

THE CEREBRAL OXIMETER

     The Company's Cerebral Oximeter is the only FDA-cleared, non-invasive patient monitoring system that provides continuous information about changes in the blood oxygen level in the adult brain. It is a portable and easy-to-use monitoring system that is placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, ICUs and emergency rooms. Surgeons, anesthesiologists and other medical professionals use the information provided by the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care. Once the cause of a cerebral oxygen imbalance is identified and therapy is initiated, the Cerebral Oximeter provides immediate feedback regarding the adequacy of the selected therapy. It can also provide medical professionals with an additional level of assurance when they make decisions regarding the need for therapy.

     Unlike certain existing monitoring methods, the Cerebral Oximeter functions even when the patient is unconscious, lacks a strong peripheral pulse or has suppressed neural activity. The measurement made by the Cerebral Oximeter is dominated by the blood in the veins. Therefore, it responds to the changes in factors that affect the balance between cerebral oxygen supply and demand, including changes in arterial oxygen saturation, cerebral blood flow, hemoglobin concentration and cerebral oxygen consumption. The Cerebral Oximeter responds to global changes in brain oxygen levels and to events that effect the brain oxygen levels in the region beneath the SomaSensor.

     The Cerebral Oximeter monitoring system is comprised of (i) a portable unit including a computer and a display monitor, (ii) dual single-use, disposable sensors, the SomaSensors, (iii) proprietary software and (iv) a preamplifier cable. SomaSensors can be adhered to both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The SomaSensor continuously transmits and receives predetermined wavelengths of light sent through the scalp, muscle and skull into the brain tissue. The computer receives the information about the intensity of the light scattered by the blood and tissue in the area being monitored. The computer uses the Company's proprietary software to analyze this information and provide a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensor.

     The portable unit includes a menu driven user interface which provides easy access for setting high and low audible alarms and permits a customized display format and data retrieval. Single-function keys offer a convenient means of powering the Cerebral Oximeter, silencing alarms, marking important events and printing results that can be stored for up to 24 hours and retrieved by a variety of standard, commercially available printers. The new model 4100 Cerebral Oximeter measures approximately 9 inches wide, 8 inches high and 8 inches deep and weighs approximately 15 pounds.

     The suggested list prices for the new model 4100 Cerebral Oximeter and the SomaSensor in the United States are $11,995 and $35, respectively. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis. The SomaSensor may only be used once because after one use it may become contaminated and its effectiveness is not warranted by the Company. The Company provides a one-year warranty on the Cerebral Oximeter, which the Company will satisfy by repairing or exchanging those units in need of repair. The Company also expects to offer maintenance agreements and service for the Cerebral Oximeter for a fee after the warranty expires.

     The following table summarizes the principal features and related benefits of the Cerebral Oximeter:


                      FEATURES                                             BENEFITS
    ------------------------------------------------------------------------------------------------------
    FDA-cleared                                      -  Access to United States and certain foreign
                                                        markets
    ------------------------------------------------------------------------------------------------------
    Non-invasive                                     -  Consistent with market trend toward less invasive
                                                        medical procedures
                                                     -  No risk to patients and medical professionals
                                                     -  No added patient recovery costs
    ------------------------------------------------------------------------------------------------------
    Continuous Information                           -  Immediate information regarding brain oxygen
                                                        imbalances
                                                     -  Real-time guide to therapeutic interventions
    ------------------------------------------------------------------------------------------------------
    New Organ-Specific Information                   -  Provides information about oxygen imbalances in
                                                        both sides of the brain
    ------------------------------------------------------------------------------------------------------
    Relatively Inexpensive                           -  Low cost relative to other brain monitors and
                                                        medical devices
                                                     -  Small portion of the cost of the procedures in
                                                        which it is used
                                                     -  New information can potentially improve patient
                                                        outcome and reduce the cost of care
    ------------------------------------------------------------------------------------------------------
    Easy-to-Use                                      -  Does not require a trained technician to operate
                                                        or interpret
                                                     -  Automatic SomaSensor calibration
                                                     -  Simple user interface and controls
                                                     -  Audible alarm limits
    ------------------------------------------------------------------------------------------------------
    Effective in Difficult Circumstances             -  Provides information when the patient is
                                                        unconscious, lacks a strong peripheral pulse or has
                                                        suppressed neural activity, specifically during
                                                        cardiac arrest, hypothermia, hypertension,
                                                        hypotension and hypovolemia
                                                     -  Indicates oxygen imbalances in the brain, not just
                                                        blood flow, oxygenation of the arteries or the
                                                        effects of imbalances
    ------------------------------------------------------------------------------------------------------
    Portable                                         -  Placed at patient's bedside
    ------------------------------------------------------------------------------------------------------
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OPTICAL SPECTROSCOPY TECHNOLOGY

     The Company's proprietary In Vivo Optical Spectroscopy ("INVOS") technology is based primarily on the physics of optical spectroscopy. Optical spectroscopy is the interpretation of the interaction between matter and light. Spectrometers and spectrophotometers function primarily by shining light through matter and measuring the extent to which such light is transmitted through, or scattered or absorbed by, matter. Physicians and scientists can use spectrophotometers to examine human blood and tissue. Although most human tissue is opaque to ordinary light, certain wavelengths penetrate tissue more easily than others. Therefore, by shining light of appropriate wavelengths into the body and measuring its transmission, scattering and absorption, or a combination, physicians can obtain information about the matter under analysis. Optical spectroscopy generates no ionizing radiation and produces no known hazardous effects.

     Optical spectroscopy was first used clinically in the 1940s at the Sloan-Kettering Institute for cancer research. The pulse oximeter uses optical spectroscopy to determine the oxygen saturation of the blood in the arteries in peripheral tissue, such as in a finger or an earlobe. By identifying the hemoglobin and the oxygenated hemoglobin and measuring the relative amounts of each, oxygen saturation of hemoglobin can be measured. However, the use of optical spectroscopy in the body has not generally been useful when the substances to be measured are surrounded by, are behind, or are near bone, muscle or other tissue, because the transmission, scattering and absorption of the transmitted light produces extraneous data that interferes with analysis of the data from the area being examined.

INVOS TECHNOLOGY

     The Cerebral Oximeter is based on INVOS technology. In 1982, the Company commenced research and development efforts in connection with a spectroscopic instrument for the measurement of breast tissue abnormalities. The Company's first product, the Somanetics INVOS 2100 System (the "INVOS 2100"), used the same INVOS technology as the Cerebral Oximeter. Subsequently, the Company commenced analysis of the application of INVOS technology to the measurement of changes in cellular metabolism in the brain. Early studies conducted in conjunction with the Henry Ford Neurosurgical Institute demonstrated the ability of the Company's INVOS technology to make certain measurements which were highly correlated to controlled changes in animal brain cell metabolism. In 1988, the Company began clinical studies of the Cerebral Oximeter on human patients in operating rooms, emergency rooms and ICUs at Henry Ford Hospital and later at Bowman Gray School of Medicine and Mount Sinai Medical Center.

     Like other applications of optical spectroscopy, INVOS technology also analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. It measures the composition of substances by detecting the effect they have on light. The INVOS technology measurement is made by transmitting low-intensity visible and near-infrared light through a portion of the body and detecting the manner in which the molecules of the exposed substance interact with light at specific wavelengths. INVOS technology detects this interaction by measuring the intensity of the various wavelengths of light received by light sensors. By measuring the effect on specific wavelengths of light caused by oxygenated hemoglobin contained in blood in the region of the brain being monitored, the Cerebral Oximeter can monitor changes in the approximate oxygen saturation of the hemoglobin in such region of the brain.

                 [PICTURE OF PATENTED DUAL DETECTOR SOMASENSOR [R]]


     The Company has developed a method of reducing extraneous spectroscopic data caused by surrounding bone, muscle and other tissue. This method allows data to be gathered from areas of the body which previously could not be analyzed using optical spectroscopy. The dual detector design of the SomaSensor enables the measurement of scattered light intensities from the intermediate tissues of skin, muscle and skull in a separate process. As illustrated above, the depth of penetration of the light signal is related to the distance between the light source and the shallow and deep detectors. While both detectors receive similar information about the tissue outside the brain, the detector further from the signal source receives more information specific to the brain than does the detector closer to the light source. By subtracting the two measurements, INVOS technology is able to suppress the influence of the tissues outside the brain to provide a measurement of changes in brain oxygen saturation.

RESEARCH AND DEVELOPMENT

     The Company is currently focusing its research and development efforts on product-line extensions of the Cerebral Oximeter for use on children and newborns and enhancements to the SomaSensor. The Company is currently sponsoring clinical studies of the Cerebral Oximeter for use on children and newborns, and is redesigning the SomaSensor for use on smaller heads. The Company believes that non-invasive monitoring is especially important in this patient population, as they generally have lower oxygen reserves than adults, have less blood volume from which to make invasive blood gas measurements and are less tolerant of painful skin punctures and infections.

     In addition to the Company's internal research and development activities, the Company has entered into a consulting arrangement with NeuroPhysics Corporation pursuant to which the Company is funding a portion of NeuroPhysics' research into the feasibility and development of prototypes of four new products. The United States government is also funding a portion of the research pursuant to two research grants. NeuroPhysics has granted the Company certain ownership and commercialization rights in the new products, subject to the rights of the United States government and royalties payable to NeuroPhysics. The new products are intended to be non-invasive, in vivo, near-infrared spectroscopy devices that (i) monitor liver oxygenation for assessing and controlling hemorrhagic shock (shock resulting from loss of blood), (ii) locate and assess subdural hematomas (bleeding between the brain and the skull) in head trauma patients, (iii) monitor certain blood gasses and (iv) monitor fetal cerebral blood oxygenation during labor and delivery.

     In October 1997, NeuroPhysics Corporation was awarded a $746,000 Phase II contract from the National Institute of Neurological Disorders and Stroke of the National Institutes of Health. This award follows the completion of a Phase I contract during which NeuroPhysics demonstrated the conceptual feasibility of its non-invasive method for monitoring fetal cerebral oxygen during labor and delivery. The Phase II award will be used to continue the development of this technology, assemble a prototype fetal cerebral oximeter based on the new method, and conduct animal and human studies. If Phase II is successful, it is expected to be followed by the development of a product and clinical trials in Phase III.

     During fiscal years 1997, 1996 and 1995, the Company spent $736,427, $235,354 and $285,893, respectively, on research, development and engineering.

MARKETING, SALES AND DISTRIBUTION

MARKETING

     The Cerebral Oximeter is for use on patients at risk of brain oxygen imbalances. These patients are most commonly found in operating rooms amongst those undergoing general anesthesia for various surgical procedures as well as in the other critical care areas of hospitals, especially recovery rooms, ICUs and emergency rooms. After the Cerebral Oximeter is accepted in hospitals, future markets might include free-standing operating rooms, clinics, ambulances and nursing homes.

     The Company markets the Cerebral Oximeter primarily to cardiovascular and vascular surgeons, neurosurgeons and anesthesiologists. The Company believes that these specialists are the medical professionals most aware of the risks of brain damage resulting from brain oxygen imbalances. The Company and its distributors have concentrated their sales efforts on the major teaching hospitals in the United States and selected foreign markets in which the Company has commenced commercial sales and on other large United States hospitals, especially those the Company considers opinion leaders. Product evaluations have already begun at over 200 teaching and other hospitals. In addition, the Company is sponsoring discussions among physicians who have used the Cerebral Oximeter about its clinical benefits.

     The Company believes that favorable peer review is a key element to a product's success in the medical equipment industry. Accordingly, the Company supports clinical research programs with third-party clinicians and researchers intended to demonstrate the need for, and clinical benefits of, the Cerebral Oximeter with the specific objective of publishing the results in peer-reviewed journals. The research consists primarily of comparing the measurements obtained from the Cerebral Oximeter to the data obtained from existing diagnostic methods, including EEG, transcranial Doppler and invasive jugular bulb catheter monitoring or reports of the results of the use of the Cerebral Oximeter in various procedures. The Company attends trade shows and medical conferences in order to introduce and promote its Cerebral Oximeter and to meet medical professionals with an interest in submitting peer-reviewed papers to appropriate medical journals and to major national meetings. In fiscal year 1997, a total of 37 presentations concerning the Cerebral Oximeter were made at 17 meetings, and 14 peer-reviewed articles (three of which were presented at meetings) discussing the Cerebral Oximeter were published.

SALES AND DISTRIBUTION

     The Company sells the Cerebral Oximeter through its direct sales force and independent distributors. The Company has engaged distributors to provide it with increased geographic coverage and local sales contacts. In the United States, the Company sells the Cerebral Oximeter through its 20 direct salespersons covering 19 states exclusively and supporting seven distributors in the other 31 states and Puerto Rico. Sales compensation and incentive plans are designed to motivate the Company's direct sales force by making half of their targeted compensation dependent on meeting targeted sales levels. The Company believes that the minimum selling cycle for new medical devices is approximately six to nine months.

     In March 1997, the Company entered into a marketing arrangement with Health Services Corporation of America, the representative of a buying group for many small hospitals and extended care facilities. Health Services Corporation of America informs its member hospital administrators that the Company is its sole supplier of cerebral oximetry equipment and forwards the Company's marketing materials to such administrators. In exchange, for its marketing assistance, the Company's product is available to the members of the buying group at a discount.

     From the commencement of commercial shipments of the new model 4100 Cerebral Oximeter in January 1998 through February 28, 1998, the Company has sold 88 Cerebral Oximeters to distributors and customers. More than 200 United States hospitals currently use the Cerebral Oximeter, including the Mayo Clinic Scottsdale, UCLA Medical Center, Orlando Regional Medical Center, the Duke Heart Center, University of Louisville Hospital, the University of Pittsburgh Medical Center, the University of Florida-Shands Hospital, the University of Alabama at Birmingham Hospital, the State University of New York (SUNY) Health Center and Johns Hopkins Medical Center. The Company's backlog of firm orders for its new model 4100 Cerebral Oximeter as of February 28, 1998 is a result of the time between the product's introduction in October 1997 and its first shipment in the first quarter of fiscal 1998. The Company did not have any backlog of firm orders as of February 28, 1997. The Company does not believe that its backlog is indicative of trends in its business.

     Internationally, the Company has distribution agreements with 26 independent distributors covering 70 countries. In March 1995, the Company engaged Baxter Limited as its exclusive distributor in Japan. In April 1995, Baxter Limited was licensed by the Japanese Ministry of Health and Welfare to market the INVOS 3100A Cerebral Oximeter in Japan and is in the process of applying to the Japanese Ministry of Health and Welfare to market the new model 4100 Cerebral Oximeter there. There can be no assurance that the application will be approved before the fourth quarter of fiscal 1998.

     For a description of sales to major customers, see Note 10 of Notes to Financial Statements included elsewhere in this Prospectus. The Company's distributor in Japan was the Company's largest customer in the first three months of fiscal 1998 and in fiscal 1997, 1996 and 1995. The Company is dependent on its sales to Baxter Limited, and the loss of Baxter Limited as a customer would have an adverse effect on the Company's business, financial condition and results of operations.

     The Company's export sales for the fiscal years ended November 30, 1997, 1996 and 1995 were approximately $689,000, $745,000 and $1,336,000, respectively. See Note 10 of Notes to Financial Statements included elsewhere in this Prospectus. For a description of the breakdown of sales between refurbished model 3100 Cerebral Oximeters and replacement model 4100 Cerebral Oximeters, model 3100A Cerebral

Oximeters, model 4100 Cerebral Oximeters and SomaSensors, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

MANUFACTURING

     The Company assembles the Cerebral Oximeter in its facilities in Troy, Michigan, from components purchased from outside suppliers. The Company assembles the Cerebral Oximeter to control its quality and costs and to permit it to make changes to the Cerebral Oximeter faster than it could with third-party assembly. The Company believes that each component is generally available from several potential suppliers. The SomaSensor, the printed circuit boards, other mechanical components and the unit enclosure are the primary components that must be manufactured according to specifications provided by the Company. Although the Company is currently dependent on one manufacturer of the SomaSensor, the Company believes that several potential suppliers are available to assemble the components of the Cerebral Oximeter. The Company would, however, require approximately three to four months to change SomaSensor suppliers. The Company does not currently intend to manufacture on a commercial scale the disposable SomaSensor or the components of the Cerebral Oximeter.

COMPETITION

     The Company does not believe there is currently any direct commercial competition for the Cerebral Oximeter. The Company believes, however, that the market for cerebral oximetry products is in the early stages of its development and, if it develops, may become highly competitive. The Company is aware of foreign companies that have sold products relating to cerebral metabolism monitoring for research or evaluation.

     The medical equipment industry is characterized by intense competition and extensive research and development. Other companies and individuals are engaged in research and development of non-invasive cerebral oximeters, and the Company believes there are many other potential entrants into the market. Some of these potential competitors have well-established reputations, customer relationships and marketing, distribution and service networks, and have substantially longer histories in the medical equipment industry, larger product lines and greater financial, technical, manufacturing, research and development and management resources than those of the Company. Many of these potential competitors have long-term product supply relationships with the Company's potential customers. These potential competitors may succeed in developing products that are at least as reliable and effective as the Company's product, that make additional measurements, or that are less costly than the product developed by the Company. These potential competitors may be more successful than the Company in manufacturing and marketing their products and may be able to take advantage of the significant time and effort invested by the Company to gain medical acceptance of cerebral oximetry. In addition, two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire this year, making that technology generally available and potentially helping the development of competing products. See "-- Market Overview."

     The Company also competes indirectly with the numerous companies that sell various types of medical equipment to hospitals for the limited amount of funding allocated to capital equipment in hospital budgets. The market for medical equipment is subject to rapid change due to an increasingly competitive, cost-conscious environment and to government programs intended to reduce the cost of medical care. Many of these manufacturers of medical equipment are large, well-established companies whose resources, reputations and ability to leverage existing customer relationships may give them a competitive advantage over the Company. The Company's product and technology also compete indirectly with many other methods currently used to measure blood oxygen levels or the effects of low blood oxygen levels.

     The Company believes that a manufacturer's reputation for producing accurate, reliable and technically advanced products, references from users, features (speed, safety, ease of use, patient convenience and range of applicability), product effectiveness and price are the principal competitive factors in the medical equipment industry.

PROPRIETARY RIGHTS INFORMATION

     The Company has thirteen United States patents and fourteen corresponding patents in various foreign countries. The Company's patents basically cover methods and apparatus for introducing light into a body part and receiving, measuring and analyzing the resulting light and its interaction with tissue. Such methods also involve receiving, measuring and analyzing the light transmissivity of various body parts of a single subject, as well as of body parts of different subjects, which provides a standard against which a single subject can be compared. Although the Company believes that one or more of its issued patents cover some of the underlying technology used in the Cerebral Oximeter, only eight of the issued patents expressly refer to examination of the brain or developments involving the Cerebral Oximeter.

     The Company's initial United States patent, covering the in vivo tissue examination technology developed in conjunction with the INVOS 2100 and its predecessor, the SOMA 100, was allowed and issued in 1986 and will expire on October 14, 2003. The corresponding Canadian patent was issued in 1987, the corresponding European Community patent was issued in 1990 with related patents issued in the ten Western European countries which were then member states, and the corresponding Japanese patent was issued in 1991. The Company's twelve additional United States patents expire on various dates from February 2005 to December 2014. The Company also has two patent applications pending in the United States and several pending patent applications filed in various foreign countries, with respect to other aspects of its technology relating to the interaction of light with tissue.

     Notwithstanding the Company's patents as noted above, many other patents have previously been issued to third parties involving optical spectroscopy and the interaction of light with tissue, some of which relate to the use of optical spectroscopy in the area of brain metabolism monitoring, which is the primary use of the Cerebral Oximeter. No patent infringement claims have been asserted against the Company.

     In addition to its patent rights, the Company has obtained United States Trademark registrations for its trademarks "SOMANETICS," "SOMAGRAM," "INVOS," "SOMASENSOR" and "WINDOW TO THE BRAIN," and has also obtained registrations of its basic mark, "SOMANETICS," in thirteen foreign countries.

     The Company also relies on trade secret, copyright and other laws and on confidentiality agreements to protect its technology, but believes that neither its patents nor other legal rights will necessarily prevent third parties from developing or from using similar or related technology to compete against the Company's product. Moreover, the Company's technology primarily represents improvements or adaptations of known optical spectroscopy technology, which might be duplicated or discovered through its patents, reverse engineering or both.

GOVERNMENT REGULATION

     The testing, manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.

     A medical device may be marketed in the United States only with prior authorization from the FDA unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I or II and are eligible to seek "510(k) clearance." Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use to a class I or II device already legally on the market or to a "preamendment" class III device (i.e., one that has been in commercial distribution since before May 28, 1976) for which the FDA has not called for PMA applications (as defined below). The FDA in recent years has been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical trial data in some cases. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. The Company believes that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, but it can take substantially longer. The Cerebral Oximeter has been classified as a class II device.

     A device requiring prior marketing authorization that does not qualify for 510(k) clearance is categorized as class III, which is reserved for devices classified by the FDA as posing the greatest risk (e.g., life-sustaining, life-supporting or implantable devices), or devices that are not substantially equivalent to a legally marketed class I or class II device. A class III device generally must receive approval of a premarket approval ("PMA") application, which requires proving the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval is expensive and uncertain. The Company believes that is usually takes from one to three years after filing, but it can take longer.

     If human clinical trials of a device are required, whether for a 510(k) or a PMA application, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by the IRB at each clinical site without the need for FDA approval.

     In June 1992, the Company received 510(k) clearance from the FDA to market the Cerebral Oximeter in the United States for use on adults. The Company began commercial shipments of Cerebral Oximeters and SomaSensors in May 1993. In November 1993, the Company received notification that the FDA had rescinded the Company's 510(k) clearance to market the Cerebral Oximeter. As a result, all commercial sales of the Company's product were suspended. In February 1994, the Company resumed marketing its product in several foreign countries. In June 1996 the Company received 510(k) clearance from the FDA to market the Cerebral Oximeter, including the SomaSensor, in the United States. In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The new model 4100 Cerebral Oximeter was introduced in October 1997 and became available in the first quarter of fiscal 1998.

     In October 1997, the Company obtained FDA clearance for advances in its INVOS technology that are incorporated in its new model 4100 Cerebral Oximeter. The Company has made additional changes to the model 3100A Cerebral Oximeter that resulted in the model 4100 Cerebral Oximeter. The Company does not believe that these changes affect the safety or efficacy of the Cerebral Oximeter and, therefore, the Company believes that these changes do not require the submission of a new 510(k) notice. There can be no assurance, however, that the FDA would agree with the Company's determination not to submit a new 510(k) notice for the new model 4100 Cerebral Oximeter or that the FDA would not require the Company to submit a new 510(k) notice for any changes made to the device. If the FDA requires the Company to submit a new 510(k) notice for its new model 4100 Cerebral Oximeter or for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed QSR requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to routine inspection by the FDA and certain state agencies for compliance with the QSR and other applicable regulations. The most recent FDA inspection occurred in May-June 1997. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

     If any of the Company's FDA clearances are denied or rescinded, sales of the Company's product in the United States would be prohibited during the period the Company does not have such clearances. In such cases the Company would consider shipping its product internationally and/or assembling it overseas if permissible and if the Company determines its product to be ready for commercial shipment. The FDA's current policy is that a medical device that is not in commercial distribution in the United States, but which needs 510(k) clearance to be commercially distributed in the United States, can be exported without the submission of an export request and prior FDA clearance provided that (i) a Company believes the device can be found to be substantially equivalent through a 510(k) submission, (ii) the device is labeled and intended for export only,
(iii) the device is in accord with the specifications of the foreign purchaser and (iv) other conditions of the export provisions of the Food, Drug and Cosmetic Act have been met.

     Congress recently enacted the FDA Modernization Act of 1997. This law is intended to make the regulatory process more consistent and efficient. It is too early to determine whether, or how, these new requirements will affect the Company.

SEASONALITY

     The Company's business is seasonal. The Company's third-quarter sales have typically been lower, compared to other fiscal quarters, principally because the fiscal quarter coincides with the summer vacation season, especially in Europe, the United States and Japan.

INSURANCE

     Because the Cerebral Oximeter is intended to be used in hospital critical care units with patients who may be seriously ill or may be undergoing dangerous procedures, the Company may be exposed to serious potential products liability claims. The Company has obtained products liability insurance with a liability limit of $2,000,000. The Company also maintains coverage for property damage or loss, general liability, business interruption, travel-accident, directors' and officers' liability and workers' compensation. The Company does not maintain key-man life insurance.

EMPLOYEES

     As of February 28, 1998, the Company employed 44 full-time and two part-time individuals, including 23 in sales and marketing, five in research and development, eight in general and administration and ten in manufacturing, quality and service. In addition, the Company has engaged a full-time international sales consultant. The Company believes that its future success is dependent, in large part, on its ability to attract and retain highly qualified managerial, marketing and technical personnel. The Company's employees are not represented by a union or subject to a collective bargaining agreement. The Company believes that its relations with its current employees are good.

PROPERTIES

     The Company leases 23,392 square feet of office, manufacturing and warehouse space in Troy, Michigan, of which approximately 12,000 square feet is office space for sales and marketing, engineering, accounting and other administrative activities. The lease agreement was extended in fiscal 1997, with the extension commencing January 1, 1998 and expiring December 31, 1999. The extension also provides the Company with an option to extend for another year under the same terms and conditions. The minimum monthly lease payment for the extended term is approximately $14,700, excluding other occupancy costs. The Company believes that, depending on sales of the Cerebral Oximeter, its current facility is more than suitable and adequate for its current needs, including assembly of the Cerebral Oximeter by the Company and conducting Company operations in compliance with prescribed FDA QSR guidelines, and will allow for substantial expansion of the Company's business and number of employees. The Company has subleased a portion of its warehouse space on a month-to-month basis for $2,700 per month.

LEGAL PROCEEDINGS

     For a description of the settlement in December 1997 of a suit filed by a shareholder of the Company on April 25, 1994 in the United States District Court for the Eastern District of Michigan, individually and on behalf of all others similarly situated, against the Company and Gary D. Lewis, former Chairman of the Board, in an action captioned Benjamin Langford v. Somanetics Corporation and Gary D. Lewis, see Note 7 of Notes to Financial Statements included elsewhere in this Prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the Company as of February 28, 1998 are as follows:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
Bruce J. Barrett..........................  38     President, Chief Executive Officer and a Director

Raymond W. Gunn...........................  40     Executive Vice President, Chief Financial Officer
                                                   and Treasurer

Richard S. Scheuing.......................  42     Vice President, Research and Development

Mary Ann Victor...........................  40     Vice President, Communications and Administration
                                                   and Secretary

Ronald A. Widman..........................  47     Vice President, Medical Affairs

Pamela A. Winters.........................  39     Vice President, Operations

H. Raymond Wallace (1)....................  62     Chairman of the Board

Daniel S. Follis (1)......................  60     Director

Dr. James I. Ausman.......................  60     Director

---------------
(1) Member of the Compensation Committee and Member of the Audit Committee.

     Bruce J. Barrett. Mr. Barrett has served as the Company's President and Chief Executive Officer and as a director of the Company since June 1, 1994. Mr. Barrett previously served, from June 1993 until May 31, 1994, as the Director, Hospital Products Division for Abbott Laboratories, Ltd., a health care equipment manufacturer and distributor, and from September 1989 until May 1993, as the Director, Sales and Marketing for Abbott Critical Care Systems, a division of Abbott Laboratories, Inc., a health care equipment manufacturer and distributor. While at Abbott Critical Care Systems, Mr. Barrett managed Abbott's invasive oximetry products for approximately four years. From September 1981 until June 1987, he served as the group product manager of hemodynamic monitoring products of Baxter Edwards Critical Care, an affiliate of Baxter International, Inc., another health care equipment manufacturer and distributor. Mr. Barrett received a B.S. degree in marketing from Indiana State University and an M.B.A. degree from Arizona State University.

     Raymond W. Gunn, CPA. Mr. Gunn has served as the Company's Executive Vice President since May 1993 and as its Chief Financial Officer and Treasurer since February 1991. From May 1993 until January 1998, he also served as the Company's Secretary. From November 1992 to May 1993, he served as the Company's Vice President, Finance and Administration and Assistant Secretary. From February 1991 to November 1992, Mr. Gunn served as the Company's Vice President, Finance. His prior experience includes serving as a financial manager with Pulte Home Corporation and a senior accountant with Deloitte Haskins & Sells. Mr. Gunn received a B.S. degree in management from Oakland University.

     Richard S. Scheuing. Mr. Scheuing has served as the Company's Vice President, Research and Development since January 1998. From March 1993 to January 1998, he served as the Company's Director of Research and Development. He joined the Company in 1991 as its Director of Mechanical Engineering. He is an inventor on three of the Company's issued patents, and one patent that is pending. Before joining the Company, he was Director of Mechanical Engineering for Irwin Magnetic Systems, Inc. from 1987 until 1991 and was a Development Engineer with the Sarns division of Minnesota Mining and Manufacturing Company ("3M") from 1982 to 1987. He received a B.S. degree in mechanical engineering from the University of Michigan.

     Mary Ann Victor. Ms. Victor has served as the Company's Vice President, Communications and Administration and Secretary since January 1998. From July 1997 until January 1998, she served as the

Company's Director, Communications and Administration and was a consultant to the Company from September 1996 until July 1997. She also served as Somanetics' Director of Corporate Communications from July 1991 until February 1994. Prior experience includes serving as Director of Investor Relations with the Taubman Company from February to May 1994, legal assistant from June 1994 to November 1994 and then attorney from November 1994 to September 1995 with Varnum Riddering Schmidt & Howlett, and Human Resources Consultant in the Actuarial Benefits and Compensation Consulting Group of Deloitte & Touche LLP from September 1995 to September 1996. Ms. Victor received a B.S. in political science from the University of Michigan and a J.D. from the University of Detroit.

     Ronald A. Widman. Mr. Widman has served as the Company's Vice President, Medical Affairs since January 1998. From August 1994 to January 1998, he served as the Company's Director of Medical Affairs. Before joining the Company as Marketing Manager in 1991, he was employed by Mennen Medical, Inc., a manufacturer and marketer of medical monitoring and diagnostic devices, for 12 years, where he held various positions in domestic and international medical product marketing, including Senior Product Manager from 1982 until 1991. He is the author of several papers and articles related to medical care and monitoring devices.

     Pamela A. Winters. Ms. Winters has served as the Company's Vice President, Operations since January 1998. From February 1996 to January 1998, she served as the Company's Director of Operations. From May 1992 to February 1996, she served as the Company's Manager of Quality Assurance. From October 1991 to May 1992, Ms. Winters served as the Company's Quality Assurance Supervisor. Ms. Winters is pursuing a B.S. degree in management from the University of Phoenix.

     H. Raymond Wallace. Mr. Wallace has served as the Company's Chairman of the Board since January 1995 (as a non-officer Chairman of the Board since April
1995) and as a director of the Company since June 1994. He also served as a consultant to the Company from April 1994 until January 1995. He also served as Chairman of the Board of Cardiometrics, Inc., a cardiovascular medical device company, from December 1993 until its merger into Endosonics, Inc. in July 1997, and has served as a self-employed consultant to medical device and other companies since January 1994. From September 1986 until May 1993 (when he retired), he served as Vice President and General Manager of Abbott Critical Care Systems. Mr. Wallace received a B.A. degree from Ohio State University and an M.B.A. degree from the University of California, Berkeley.

     Daniel S. Follis. Mr. Follis has served as a director of the Company since April 1989. Since 1981, he has served as President of Verschuren & Follis, Inc., which advises and administers The Infinity Fund, a limited partnership which invests in emerging growth companies. Mr. Follis received a B.A. degree in business from Michigan State University.

     James I. Ausman, M.D., Ph.D. Dr. Ausman has served as a director of the Company since June 1994. He has been Professor and Head of the Department of Neurosurgery at the University of Illinois at Chicago since August 1991. From September 1978 until July 1991, he was Chairman of the Department of Neurosurgery at Henry Ford Hospital in Detroit. From December 1987 until July 1991, he served as Director of the Henry Ford Neurosurgical Institute, also at Henry Ford Hospital. In addition, he was Clinical Professor of Surgery, Section of Neurosurgery at the University of Michigan in Ann Arbor from 1980 until 1991. Dr. Ausman received a B.S. degree in chemistry and biology from Tufts University, a Doctorate of Medicine from Johns Hopkins University School of Medicine, a Masters of Arts in Physiology, from the State University of New York at Buffalo, and a Ph.D. in Pharmacology from George Washington University. He has also received graduate training in neurosurgery at the University of Minnesota and has obtained board certification from the American Board of Neurological Surgery.

     Messrs. Gunn and Barrett are each parties to employment agreements with the Company pursuant to which they are required to be elected to the offices with the Company they currently hold. Officers of the Company serve at the discretion of the Board of Directors. The Directors of the Company will hold office until the Annual Meeting of Shareholders to be held in 1999 for Daniel S. Follis and Dr. James I. Ausman, the Annual Meeting of Shareholders to be held in 2000 for
H. Raymond Wallace, and the Annual Meeting of Shareholders to be held in 2001 for Bruce J. Barrett, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may not be removed without cause.

SCIENTIFIC ADVISORS TO THE COMPANY

     The Company uses scientific advisors primarily for individual consultation in their areas of expertise, including assisting it with technical issues regarding its technology and assisting it in identifying and evaluating potential additional applications of the Company's INVOS technology.

     The following are scientific advisors to the Company:

     James I. Ausman, M.D., Ph.D. For a description of the principal occupation and employment of Dr. Ausman, see "-- Directors and Executive Officers."

     Gregory Crosby, M.D. Dr. Crosby has served as the Evan & Marion Helfaer Professor and Chairman of the Department of Anesthesiology at the University of Wisconsin Medical School, Madison, Wisconsin, since 1996. For 15 years prior to 1996, he was affiliated with Harvard Medical School and Massachusetts General Hospital. Dr. Crosby is a neuroanesthesiologist who serves as an examiner on the American Board of Anesthesiology, on the American Society of Anesthesiologists subcommittee on Clinical Neurosciences, as Associate Editor of Anesthesiology, as Section Editor for Neuroanesthesia of the Journal of Clinical Anesthesia and as a member of the editorial board for the Journal of Neurosurgical Anesthesiology.

     Robert R. Di Loreto, M.D. Dr. Di Loreto has held senior staff appointments in the Department of Surgery, Urology Section and the Department of Pediatrics, Pediatric Urology Section, at St. John Hospital and Medical Center in Detroit since 1980. In addition, he has been the Medical Director of Michigan Mobile Lithotripsy Inc. since 1988 and has served on the adjunct teaching staff, Department of Urology, at Henry Ford Hospital since 1980. Dr. Di Loreto also has sat as a panel member, Center for Device Evaluation, Division of Gastroenterology and Urology, at the FDA, since 1990.

     Manuel Dujovny, M.D. Dr. Dujovny has served as the Professor and Associate Head of the Department of Neurosurgery, College of Medicine and Neuropsychiatric Institute, University of Illinois Hospital at Chicago, since August 1991. He also is the Director of Imaging Guided Stereotactic Surgery and Radio-surgery at the University Hospital. Previously, he served as Director of Neurosurgical Research at the Henry Ford Neurological Institute from 1981 until August 1991. From 1984 until 1991, he also served as the Director of the Brain and Spinal Cord Tumor Center at Henry Ford Hospital. He serves on numerous FDA working groups examining materials and products and on the American Society of Testing Materials (ASTM) committee for neurological surgery. Dr. Dujovny has also written numerous articles on cerebral ischemia-related difficulties.

     George A. Kling, M.D. Dr. Kling has served as Chairman and Professor of the Department of Radiology at Wayne State University School of Medicine in Detroit since July 1984 and Chief of the Department of Radiology, Harper-Grace Hospitals in Detroit since July 1976. Dr. Kling has served Wayne State University and Harper-Grace Hospitals, and the radiological community, in a number of capacities since 1962, including American Roentgen Ray Society Councilor to the American College of Radiology and committee appointments to the Michigan State Medical Society and the Wayne County Medical Society.

     Donald S. Prough, M.D. Dr. Prough has served as Professor and Chairman of the Department of Anesthesiology at The University of Texas Medical Branch in Galveston since February 1992. Before that he served as Professor of Anesthesia and Neurology; Head, Section on Critical Care; and Medical Director, Cerebral Blood Flow Laboratory, at The Bowman Gray School of Medicine, of Wake Forest University, Winston-Salem, North Carolina, since 1980. He also is editor of the Neurosurgical Anesthesia Section of Anesthesia and Analgesia and a member of the editorial board of Critical Care Medicine. Dr. Prough has spoken frequently about brain monitoring at national meetings of anesthesiologists and physicians specializing in intensive care.

     Hugh F. Stoddart. Mr. Stoddart is a consultant to business in the fields of science and technology. For forty years he has invented and developed products for medicine and industry using diverse technologies such as imaging, image processing, radiation detection, optics, x-rays, spectroscopy, lasers, computers and electronics. Examples include the first commercial brain scanner based on positron emission, the Harvard scanner for high resolution imaging of brain function and systems for non-invasive infrared spectroscopy of the human body. He is presently Principal Investigator on two R&D projects, funded by the National Institute of Health and the United States Army, involving medical applications of in vivo near-infrared spectroscopy. He has participated as president, vice-president, director, or product manager in a number of medical device and high-technology companies, including the Atomic Instrument Company, Baird, Atomium, Perkin-Elmer, Bedford Engineering, Cleon, Union Carbide Imaging Systems, Strichman Medical and NeuroPhysics, where he is currently Chairman and Senior Scientist. He served as President and Chief Executive Officer of Strichman Medical Equipment Inc. from 1988 to 1993, and Vice President and Director of Union Carbide Imaging Systems from 1976 to 1980. Strichman Medical is a manufacturer of computer workstations for nuclear medicine and scanners for producing images of the functioning of the human brain. Union Carbide Imaging Systems is a developer and manufacturer of nuclear medical imaging equipment.

     The scientific advisors are employed by and/or have consulting agreements with entities other than the Company, and they are expected to devote only a small portion of their time to the Company. They do not actively participate in the Company's activities or in the development of the Company's technology. Certain of the institutions with which the scientific advisors are affiliated may have regulations or policies which limit the ability of such personnel to act as part-time consultants or in other capacities for a commercial enterprise. Regulations or policies currently in effect or adopted in the future might limit the ability of the scientific advisors to consult with the Company.

COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information for each of the fiscal years ended November 30, 1997, 1996 and 1995 concerning compensation of (i) all individuals serving as the Company's Chief Executive Officer during the fiscal year ended November 30, 1997 and (ii) each other executive officer of the Company whose total annual salary and bonus exceeded $100,000 in fiscal 1997:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                               ANNUAL COMPENSATION    ------------------
                                              ---------------------       SECURITIES        ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR    SALARY        BONUS    UNDERLYING OPTIONS   COMPENSATION
     ---------------------------       ----   --------      -------   ------------------   ------------
Bruce J. Barrett.....................  1997   $200,688      $12,188        135,000             $--
  President and Chief Executive        1996    195,000           --         43,200(1)           --
  Officer                              1995    195,000           --         33,000(1)           --
Raymond W. Gunn......................  1997    110,250        4,823         45,000              --
  Executive Vice President             1996    105,000           --         19,100(1)           --
  and Chief Financial Officer          1995     95,625           --         10,000(1)           --

---------------

(1) The fiscal 1995 numbers include options to purchase 16,500 and 5,000 Common Shares granted to Messrs. Barrett and Gunn, respectively, subject to shareholder approval of an amendment to the Company's 1991 Incentive Stock Option Plan at the 1995 Annual Meeting of Shareholders. Although more than 85% of those voting approved the proposed amendment to the 1991 Incentive Stock Option Plan, as a result of a significant number of broker non-votes, there were insufficient votes in favor of the amendment, it was not approved and the options were cancelled. The fiscal 1995 numbers also include options to purchase 16,500 and 5,000 Common Shares granted to Messrs. Barrett and Gunn, respectively, after the 1995 Annual Meeting of Shareholders and subject to shareholder approval of an amendment to the Company's 1991 Incentive Stock Option Plan at the next meeting of the Company's shareholders. These options were cancelled in December 1995 (and the proposed amendment was cancelled) in exchange for options covering the same number of shares and exercisable at the same exercise price, but granted independent of the Company's stock option plans and not subject to shareholder approval. The fiscal 1996 numbers include these new options to purchase 16,500 and 5,000 Common Shares granted to Messrs. Barrett and Gunn, respectively.

COMPENSATION OF DIRECTORS AND SCIENTIFIC ADVISORS

     The Company's directors who are not officers or employees of the Company (collectively, the "Outside Directors") receive $1,000 for each Board meeting attended in person, $250 for each telephonic Board meeting attended and $250 for each Board committee meeting attended on a date other than the date of a Board meeting. The Company also reimburses Outside Directors for their reasonable expenses of attending Board and Board committee meetings.

     On January 14, 1993, the Board of Directors adopted the Somanetics Corporation 1993 Director Stock Option Plan (the "Directors Plan"). The Directors Plan provided for the grant of options to purchase 1,500 shares every three years beginning June 30, 1993 (including June 30, 1996) to each director who was not an officer or employee of the Company. The exercise price of the options was the fair market value of the Common Shares on the date of grant. Options vested in one-third annual increments beginning on the date of grant and expired ten years after the date of grant. In addition, each director who was not an officer or employee of the Company and who first became a director of the Company after the date the Directors Plan was adopted was automatically granted an option to purchase a pro-rata portion of 1,500 Common Shares vesting over the period remaining until the next regular grant of options under the Directors Plan.

     The Board of Directors has (i) terminated the Directors Plan, which means that no future grants of options will be made under the Directors Plan, (ii) determined to grant Outside Directors who continue to serve as directors of the Company after the annual meeting of shareholders (beginning with the 1998 Annual Meeting), 10-year options to purchase 2,000 Common Shares each year on the date of the annual meeting of shareholders, exercisable at the fair market value of the Common Shares on the date of grant and (iii) effective as of March 17, 1998, in exchange for the cancellation of certain outstanding stock options, granted 10-year options under the 1997 Stock Option Plan to Mr. Follis, Dr. Ausman and Mr. Wallace to purchase 7,500, 5,511, and 5,511 Common Shares, respectively, at an exercise price equal to $5.875, the closing sale price of the Common Shares as of March 17, 1998 (the "Replacement Options").

     The Replacement Options cover the same number of shares and are subject to the same terms and conditions as the options previously granted to such directors under the Directors Plan or under the 1991 Incentive Stock Option Plan, except that the exercise price of the Replacement Options is $5.875, the closing sale price of the Common Shares as of March 17, 1998. The Replacement Options were effective only when the director canceled all options previously granted to him under the Directors Plan and the 1991 Incentive Stock Option Plan. Dr. Ausman also has an option to purchase 2,000 Common Shares at $5.00 a share granted independent of the Company's plans that is not being canceled. The Board determined to replace the stock options previously granted to the Outside Directors under the Directors Plan and the 1991 Incentive Stock Option Plan because it determined that options with exercise prices equal to the then current market price of the Company's Common Shares would provide better incentives to the directors. The Board believes that such options would better motivate the Company's directors and give them increased incentive to remain with the Company and make contributions to the long-term performance and growth of the Company. The Board also believes that such options would more closely join the interests of such directors with the interests of shareholders of the Company.

     The Company's scientific advisors are not presently compensated by the Company for their services as scientific advisors. The Company pays scientific advisors their reasonable expenses for advising the Company. No such expenses were incurred for the fiscal year ended November 30, 1997.

     Under a consulting agreement dated February 28, 1983, Mr. Stoddart has agreed to provide consulting services to the Company for a term ending February 28, 1999, which term is automatically renewed each year unless terminated by either party by at least 30 days notice prior to the renewal of the agreement. Pursuant to this agreement, the Company has entered into a Consulting Order with NeuroPhysics Corporation, a research and development company owned by Mr. Stoddart and his son, pursuant to which the Company is funding a portion of NeuroPhysics' research into the feasibility and development of prototypes of four new products. See

"Business -- Research and Development." During fiscal 1997, the Company paid approximately $166,560 in fees and expenses to Mr. Stoddart and NeuroPhysics under this agreement. Also, effective April 24, 1997, the Company granted Mr. Stoddart's son, also a consultant to the Company, a 10-year option to purchase 1,500 Common Shares at $4.75 a share in exchange for cancellation of his 10-year option to purchase 1,500 Common Shares at $14.375 a share.

     For a description of the Company's former distribution agreement with Mr. Follis, see "-- Compensation Committee Interlocks and Insider Participation." For a description of the Company's consulting agreement with Gary D. Lewis, a former director and a former officer of the Company, see "Certain Transactions."

OPTION GRANTS TABLE

     The following table sets forth information concerning individual grants of stock options made during the fiscal year ended November 30, 1997 to each of the executive officers of the Company named in the Summary Compensation Table above:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL
                                      PERCENT OF                                REALIZABLE VALUE AT
                                        TOTAL                                      ASSUMED ANNUAL
                        NUMBER OF      OPTIONS                                  RATES OF STOCK PRICE
                        SECURITIES    GRANTED TO                                    APPRECIATION
                        UNDERLYING    EMPLOYEES     EXERCISE                      FOR OPTION TERM
                         OPTIONS      IN FISCAL       PRICE      EXPIRATION    ----------------------
         NAME            GRANTED         YEAR       PER SHARE       DATE          5%          10%
         ----           ----------    ----------    ---------    ----------       --          ---
Bruce J. Barrett......  135,000(1)       44.0%        $4.75       4/24/07      $403,279    $1,021,987
Raymond W. Gunn.......   45,000(1)       14.7          4.75       4/24/07       134,426       340,662

---------------

(1) Options to purchase 135,000 and 45,000 Common Shares were granted to Messrs. Barrett and Gunn, respectively, in fiscal 1997 under the Company's 1997 Stock Option Plan, exercisable at the then current fair market value of the underlying Common Shares. Each of the options set forth in the table is exercisable in one-third cumulative annual increments beginning April 24, 1998. Each option also becomes 100% exercisable immediately 10 days before or upon specified changes in control of the Company.

     With respect to each of the options described above, the portion of such option which is exercisable at the date of termination of employment remains exercisable until the expiration date of the option, unless termination is for cause. If upon exercise of these options the Company must pay any amount for income tax withholding, in the Compensation Committee's or the Board of Directors' sole discretion, either the optionee will pay such amount to the Company or the number of Common Shares delivered by the Company to the optionee will be appropriately reduced to reimburse the Company for such payment. The Compensation Committee or the Board may also permit the optionee to choose to have such shares withheld or to tender Common Shares the optionee already owns. The Compensation Committee or the Board may also make such other arrangements with respect to income tax withholding as it shall determine.

     Effective April 2, 1998, the Company granted ten-year options under the 1997 Stock Option Plan to purchase 433,500 Common Shares to 22 employees and one consultant of the Company at an exercise price of $5.875 a share (the closing sale price of the Common Shares on the date of grant), including options to purchase 180,000, 24,000, 40,000, 18,000, 36,000 and 40,000 shares to Mr.
Barrett, Mr. Gunn, Mr. Scheuing, Ms. Victor, Mr. Widman and Ms. Winters, respectively.

     The Company will not grant options or warrants with an exercise price of less than 85% of the fair market value of the Common Shares on the date of grant.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

     The following table sets forth information concerning each exercise of stock options during the fiscal year ended November 30, 1997 by each of the executive officers named in the Summary Compensation Table above and the value of unexercised options held by such persons as of November 30, 1997:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                SHARES                     OPTIONS AT 11/30/97               AT 11/30/97
                              ACQUIRED ON    VALUE     ---------------------------   ---------------------------
                               EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                              -----------   --------   -----------   -------------   -----------   -------------
Bruce J. Barrett............      --          $--        68,275         149,925        $13,016       $206,839
Raymond W. Gunn.............      --           --        35,575          51,025          6,874         69,791

---------------

"Value Realized" represents the fair value of the underlying securities on the exercise date minus the aggregate exercise price of such options.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Bruce J. Barrett. As of May 13, 1994, the Company entered into an employment agreement with Bruce J. Barrett, pursuant to which, as amended, he is employed as President and Chief Executive Officer (or in such other position as the Board of Directors determines) for a period ending April 30, 2000. Mr. Barrett's annual salary is currently $204,750, which may be increased by the Board of Directors, and he received a one-time signing bonus equal to $24,375 upon execution of the agreement. Mr. Barrett is also entitled to participate in any bonus plan established by the Compensation Committee of the Board of Directors. The Company adopted bonus plans both for fiscal 1997 and for fiscal 1998. Mr. Barrett is entitled to various fringe benefits under the agreement, including 12 months of compensation and six months of benefits if his employment under the agreement is terminated without cause or if the agreement expires without being renewed. Mr. Barrett has agreed not to compete with the Company during specified periods following the termination of his employment.

     Raymond W. Gunn. Pursuant to the employment agreement between the Company and Mr. Gunn, dated December 1, 1992, as amended, Mr. Gunn is employed as Executive Vice President and Chief Financial Officer and Treasurer of the Company (or in such other position as the Board of Directors determines) for a period ending April 30, 2000. Mr. Gunn's base salary under the agreement is currently $110,250, which may be increased by the Board of Directors. Mr. Gunn is entitled to a bonus determined at the discretion of the Company's Board of Directors. Mr. Gunn is entitled to various fringe benefits under the agreement, including disability insurance, a leased automobile and twelve months of compensation and benefits if his employment under the agreement is terminated without cause or if the agreement expires without being renewed. The agreement also provides that Mr. Gunn will not compete against the Company during specified periods following the termination of his employment.

     Stock Option Terms. All options granted under the Company's stock option plans through April 2, 1998, that are not already 100% exercisable immediately, including options granted to Messrs. Barrett and Gunn, become 100% exercisable immediately 10 business days before or upon specified changes in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended November 30, 1997, Daniel S. Follis and H. Raymond Wallace served as the members of the Company's Compensation Committee. None of the members of the Company's Compensation Committee was, during the fiscal year ended November 30, 1997, an officer or employee of the Company, or a former officer of the Company, except that Mr. Wallace became the Company's non-salaried Chairman of the Board on January 27, 1995 and became a non-officer Chairman of the Board effective April 6, 1995. Mr. Follis has the relationships with the Company described below:

     Exchange Warrants and Class M Warrants. On September 1, 1990, in connection with the renewal of notes payable to shareholders of the Company, the Company issued Exchange Warrants to purchase an aggregate of 4,500 Common Shares at $20.00 per share, including Exchange Warrants to purchase 216 Common Shares issued to a corporation affiliated with Mr. Follis, a director and shareholder of the Company. During September through December 1990, the Company also issued Class M Warrants, warrants to purchase 62,835 Common Shares at $10.00 per share, including Class M Warrants to purchase 715 Common Shares at $9.50 per share issued to Mr. Follis. Mr. Follis exercised his Class M Warrants on September 26, 1996. The Exchange Warrants expired unexercised on March 27, 1997.

     Distributorship Agreement. The Company entered into a distributorship agreement with Somatek, Inc., an entity 50% owned by Mr. Follis. The distributorship covered the territory of Michigan. The agreement was approved by the Company's disinterested directors and was made in the ordinary course of business on the Company's standard form of distributorship agreement. Transactions pursuant to the distributorship agreement were on substantially the same terms, including the purchase price of the Company's product covered by such agreement, as those prevailing at the time for comparable agreements and transactions with other distributors.

     During fiscal 1996, the Company entered into new distribution agreements with its United States distributors, including Somatek, Inc. The Company wrote off $67,690 of its receivables from Somatek, Inc. in exchange for the return of 15 INVOS 3100 Cerebral Oximeters and 108 SomaSensors from Somatek, Inc. and its customers. During the fiscal years ended November 30, 1997, 1996 and 1995, the Company had no sales to Somatek, Inc. pursuant to its distributor agreement. Effective February 28, 1997, the Company terminated its distribution agreement with Somatek, Inc. and in connection with such termination, the Company wrote off $12,500 of its receivables from Somatek, Inc. in exchange for the return of two INVOS 3100A Cerebral Oximeters from Somatek, Inc. As of November 30, 1996 and 1997 and February 28, 1998, Somatek, Inc. had no outstanding indebtedness to the Company. As of November 30, 1995, Somatek, Inc. owed the Company $67,690.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Michigan Business Corporation Act, as amended, authorizes a corporation under specified circumstances to indemnify its directors and officers (including reimbursement for expenses incurred). The provisions of the Company's Bylaws relating to indemnification of directors and executive officers generally provide that directors and executive officers will be indemnified to the fullest extent permissible under Michigan law. The provision also provides for the advancement of litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act of 1933, as amended, or the Michigan Uniform Securities Act, as amended. The Company's Bylaws and Mr. Barrett's and Mr. Gunn's employment agreements also provide for indemnification. The Company believes that such indemnification will assist the Company in continuing to attract and retain talented directors and officers in light of the risk of litigation directed against directors and officers of publicly-held corporations.

     The Michigan Business Corporation Act, as amended, also permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. The provisions of the Restated Articles of Incorporation limit director liability to the maximum extent currently permitted by Michigan law. Michigan law allows a corporation to provide in its articles of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for specified acts. As a result of the inclusion of such a provision, shareholders of the Company may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended.

     In addition, the Company has obtained Directors' and Officers' liability insurance. The policy provides for $1,000,000 in coverage including prior acts dating to the Company's inception and liabilities under the Securities Act of 1933, as amended, in connection with the Company's initial public offering, the exercise of Class A Warrants and this offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

     See "Management -- Compensation -- Compensation Committee Interlocks and Insider Participation" for a description of Exchange Warrants and Class M Warrants issued to Mr. Follis, and a distributorship agreement between the Company and Somatek, Inc., an entity 50% owned by Mr. Follis.

     Pursuant to an Agreement and Release, dated and effective as of February 1, 1995, between the Company and Gary D. Lewis, a director of the Company until November 4, 1996 and the Company's former Chairman of the Board (until January 27, 1995), President and Chief Executive Officer (until May 31, 1994), (i) Mr. Lewis voluntarily resigned from all of his positions with the Company, except as a director of the Company, and his employment agreement terminated without any obligations of either party, (ii) Mr. Lewis agreed to provide consulting services to the Company through January 31, 1997, (iii) the Company agreed to provide Mr. Lewis with (a) $150,000 a year for two years, (b) the same health, medical and dental benefits as are provided to the Company's executive officers from time to time for two years, (c) a facsimile machine, computer equipment and office furniture and (d) $2,500 for legal fees and reimbursement of Mr. Lewis' business-related expenses, (iv) the Company and Mr. Lewis amended and restated the Company's note receivable from Mr. Lewis, (v) Mr. Lewis agreed to confidentiality, non-compete and non-solicitation provisions for periods specified in the agreement and (vi) each party released the other from all claims through the date of the agreement.

     On February 1, 1993, the Company made a $200,000 loan to Gary D. Lewis, the Company's former Chairman of the Board, President and Chief Executive Officer and a former director of the Company, secured by a second mortgage on the home Mr. Lewis purchased at that time. The principal and all accrued interest were originally due on January 31, 1998. The loan bore interest at 8% a year. In July 1994, Mr. Lewis agreed to make regular periodic reductions in the outstanding principal balance of the note, with the entire amount to be paid back to the Company within one year. Mr. Lewis paid the Company $25,000 toward the outstanding principal balance on November 30, 1994.

     Pursuant to the Agreement and Release between Mr. Lewis and the Company, the Company and Mr. Lewis amended and restated the promissory note evidencing the loan. As amended, Mr. Lewis' promissory note provided for the repayment of the $175,000 balance from the Company on January 31, 1998, with interest at an annual rate equal to the Company's bank's prime rate plus .75%. The note was further secured by 17,500 of Mr. Lewis' options to purchase the Company's stock and the underlying securities.

     On November 6, 1996, Gary D. Lewis paid the Company $175,000 (the outstanding principal amount of the loan at the time) in full satisfaction of all of his obligations under the loan, and the Company wrote off approximately $29,750 of accrued interest with respect to that loan. The largest principal amount of the loan outstanding during fiscal 1996 was $175,000 (not including approximately $29,750 of accrued interest), and as of November 6, 1996 the loan was fully repaid.

     All future material affiliated transactions and loans between the Company and its directors, officers, principal shareholders or other affiliates will be made or entered into on terms that are no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the Company's independent directors who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares as of February 28, 1998, and as adjusted to reflect the sale of the Common Shares offered hereby, by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table above, (iii) all directors and executive officers of the Company as a group and (iv) each person known by the Company to own more than 5% of the Company's Common Shares.

                                                                                         PERCENTAGE
                                                                                     BENEFICIALLY OWNED
                                                              NUMBER OF         ----------------------------
                                                            COMMON SHARES        BEFORE THE      AFTER THE
               NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED    OFFERING (1)    OFFERING (2)
               ------------------------                   ------------------    ------------    ------------
BRUCE J. BARRETT......................................        120,892(3)            2.7%            2.0%

RAYMOND W. GUNN.......................................         53,425(4)            1.2%              *

H. RAYMOND WALLACE....................................          6,236(5)              *               *

DANIEL S. FOLLIS......................................         28,056(6)              *               *

DR. JAMES I. AUSMAN...................................         18,410(7)              *               *

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (9
PERSONS)..............................................        255,387(8)            5.7%            4.1%

---------------

 *  Represents less than 1% of outstanding Common Shares.

(1) Based on 4,285,334 Common Shares outstanding as of February 28, 1998.

(2) Based on 6,035,334 Common Shares outstanding, assuming all 1,750,000 Common Shares offered hereby are sold to third parties.

(3) Includes 117,400 Common Shares that Mr. Barrett has the right to acquire within 60 days and 500 shares owned by his wife.

(4) Includes 51,825 Common Shares that Mr. Gunn has the right to acquire within 60 days.

(5) Includes 4,636 Common Shares that Mr. Wallace has the right to acquire within 60 days and 1,000 shares held in a living trust; Mr. Wallace has sole voting and dispositive power over the shares held in the trust.

(6) Includes 6,625 Common Shares that Mr. Follis has the right to acquire within 60 days. The 28,056 Common Shares shown above as beneficially owned by Mr. Follis include 8,820 Common Shares owned by The Infinity Fund, a limited partnership in which Mr. Follis is a 6.068% limited partner and a 50% general partner and which is administered by Verschuren & Follis, Inc., a corporation in which Mr. Follis is a 50% shareholder, a director and the President.

(7) Includes 5,636 Common Shares that Dr. Ausman has the right to acquire within 60 days, 9,744 Common Shares owned jointly with his wife and 3,030 shares held in an individual retirement account over which Dr. Ausman exercises sole voting and investment control.

(8) Includes 209,390 Common Shares which all executive officers and directors as a group have the right to acquire within 60 days.

     Effective April 2, 1998, the Company granted ten-year options under the 1997 Stock Option Plan to purchase 433,500 Common Shares to 22 employees and one consultant of the Company at an exercise price of $5.875 a share (the closing sale price of the Common Shares on the date of grant), including options to purchase 180,000, 24,000, 40,000, 18,000, 36,000 and 40,000 shares to Mr.
Barrett, Mr. Gunn, Mr. Scheuing, Ms. Victor, Mr. Widman and Ms. Winters, respectively.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital shares of the Company consist of an aggregate of 20,000,000 Common Shares, par value $0.01 per share, and 1,000,000 Preferred Shares, par value $0.01 per share. As of February 28, 1998, 4,285,334 Common Shares and no Preferred Shares were outstanding. All of the shares being offered in this offering are Common Shares.

COMMON SHARES

     Holders of Common Shares have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to the net assets of the Company upon liquidation. Holders of Common Shares participate ratably in dividends and distributions as may be declared by the Board of Directors from funds legally available for that purpose, have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights. See "Price Range of Common Shares and Dividend Policy." The Common Shares currently outstanding are, and the shares to be issued in connection with this offering will be, duly authorized, validly issued, fully paid and non-assessable. Holders of Common Shares have no cumulative voting rights, and accordingly, holders of a majority of the outstanding Common Shares are able to elect all of the Company's Directors.

     The Directors of the Company serve staggered three-year terms. The Directors of the Company will hold office until the Annual Meeting of Shareholders to be held in 1999 for Daniel S. Follis and Dr. James I. Ausman, the Annual Meeting of Shareholders to be held in 2000 for H. Raymond Wallace, and the Annual Meeting of Shareholders to be held in 2001 for Bruce J. Barrett, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may not be removed without cause. The Restated Articles of Incorporation also set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of the Company's voting shares to amend this provision.

BUSINESS COMBINATION PROVISIONS

     Chapters 7A and 7B of the Michigan Business Corporation Act, as amended, may affect attempts to acquire control of the Company. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

     In general, under Chapter 7B, an entity that acquires "Control Shares" of the Company may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares", of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of the Company, employee-directors of the Company and the entity making the "Control Share Acquisition" (as defined). Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the bylaws before a "Control Share Acquisition" occurs to provide that Chapter 7B does not apply to the Company.

PREFERRED SHARES

     The Company has also authorized the issuance of up to 1,000,000 Preferred Shares, $0.01 par value per share, none of which is outstanding as of the date of this Prospectus. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of Preferred Shares and to fix the number of shares of any series of Preferred Shares and the designation of any such series. The issuance of Preferred Shares could be used, under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action of the holders of the Common Shares, to issue Preferred Shares which could have a detrimental effect on the rights of holders of the Common Shares, including loss of voting control. Anti-takeover provisions that could be included in the Preferred Shares when issued may have a depressive effect on the market price of the Company's securities and may limit shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. The Company has no present plans to issue any Preferred Shares.

TRANSFER AGENT

     American Stock Transfer & Trust Company serves as transfer agent for the Common Shares. As of February 28, 1998 there were 567 holders of record of the Company's Common Shares.

REGISTRATION RIGHTS

     The placement agents for three of the Company's Regulation S Offerings in 1994, 1995 and 1996 and their transferees have piggy-back registration rights with respect to the Common Shares underlying the 79,394 Regulation S Agent Warrants. In addition, the underwriter of the Company's 1997 public offering of Common Shares has demand and piggy-back registration rights in connection with the warrant issued to it in connection with that offering. See "Underwriting." These rights allow the holders to include their Common Shares in any registration of the Company's securities in a registration statement under the Securities Act of 1933, subject to specified limitations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to Brean Murray & Co., Inc. (the "Underwriter"), and the Underwriter has agreed to purchase from the Company 1,750,000 Common Shares.

     Upon the terms and subject to the conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriter is obligated to purchase, all of the 1,750,000 Common Shares if any of the Common Shares are purchased.

     The Underwriter proposes to offer the Common Shares to the public initially at the public offering price set forth on the cover page of this Prospectus, and to selected dealers at such public offering price less a concession not to exceed $0.22 per share. The Underwriter or such dealers may reallow a commission to certain other dealers not to exceed $0.05 per share. After the offering to the public, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriter. The Underwriter does not intend to sell any of the Common Shares in this offering to accounts for which it exercises discretionary authority.

     The offering price will be determined by negotiation between the Company and the Underwriter.

     The Company has granted to the Underwriter an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 262,500 additional Common Shares to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriter exercises this option, then the Underwriter will have a firm commitment, subject to certain conditions, to purchase 262,500 option shares. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Common Shares offered hereby.

     The Company and its officers and directors (who beneficially hold in the aggregate 255,387 Common Shares, including Common Shares issuable upon exercise of outstanding options beneficially owned by them) have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any Common Shares of the Company for a period of 180 days from the date of this Prospectus (subject to certain limited exceptions) without the prior written consent of the Underwriter.

     The Company has agreed to reimburse the Underwriter for up to $75,000 of the Underwriter's out-of-pocket expenses (including fees of its counsel) in connection with the sale of the Common Shares offered hereby. The Company has also agreed to indemnify the Underwriter or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended.

     In connection with this offering, the Underwriter may engage in passive market making transactions in the Common Shares on The Nasdaq SmallCap Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on The Nasdaq SmallCap Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Shares during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In connection with this offering, the Underwriter and selling group members, if any, may engage in stabilizing, syndicate short covering transactions, penalty bids or other transactions during the offering that may stabilize, maintain or otherwise affect the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Stabilizing transactions are bids for and purchases of the Common Shares for the purpose of preventing or retarding a decline in the market price of the Common Shares to facilitate the offering. Syndicate short covering transactions are bids to purchase and actual purchases of Common Shares on behalf of the Underwriter to provide it with enough Common Shares to deliver to those purchasing Common Shares in the offering. A penalty bid is an arrangement that permits the

Underwriter to reclaim a selling concession when the Common Shares originally sold by the syndicate member are purchased in a syndicate covering transaction. Such stabilizing, syndicate short covering transactions, penalty bids and other transactions, if commenced, may be discontinued at any time.

     The Underwriter was the underwriter of a public offering of the Company's Common Shares that closed on June 4, 1997. In connection with that offering, the Underwriter received (i) $520,000 of underwriting discounts, (ii) warrants to purchase 200,000 Common Shares at $4.80 a share exercisable during the four-year period beginning May 30, 1998 and (iii) reimbursement of its expenses.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Certain legal matters will be passed upon for the Underwriter by Piper & Marbury L.L.P., New York, New York.

                                    EXPERTS

     The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to an uncertainty concerning the Company's ability to continue as a going concern), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611). Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission can be contacted at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's Exchange Act filings are also available to the public on the Commission's Internet site (http://www.sec.gov).

     This Prospectus, which constitutes part of a Registration Statement on Form S-1 filed with the Commission under the Securities Act of 1933, as amended, by the Company (the "Registration Statement"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits to the Registration Statement for further information about the Company and the Common Shares. Statements in this Prospectus concerning provisions of documents are summaries of such documents, and each statement is qualified by reference to the copy of the applicable document filed with the Commission. Copies of such material, including the complete Registration Statement and the exhibits, can be inspected, without charge at the offices of the Commission, or obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                    GLOSSARY

     As used in this Prospectus, the following terms have the meanings set forth below.

ARTERY: One of the vessels carrying blood from the heart to the tissues. The arteries carry oxygenated blood from the right and left ventricles of the heart to all parts of the body.

BRAIN OXYGEN IMBALANCE: The difference between brain oxygen supply and demand. Brain oxygen imbalances can be caused by several factors, including changes in oxygen saturation in the arteries, blood flow to the brain, hemoglobin concentration and oxygen consumption by the brain.

CAPILLARIES: The smallest vessels in the blood-vascular system, connecting the arteries with the veins.

CAROTID ENDARTERECTOMY: The removal of atherosclerotic placque from the carotid artery.

CORONARY ARTERY BYPASS GRAFT: A bypass, established surgically, which permits blood to travel from the aorta to a branch of the coronary artery at a point past an obstruction. It is used in treating coronary artery disease.

ELECTROENCEPHALOGRAM ("EEG"): A device that measures electrical activity in the brain, which can be affected by decreased oxygen supply.

FDA-CLEARED: A medical device may be marketed in the United States only with prior authorization from the FDA unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I or II and are eligible to seek "510(k) clearance." Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use to a class I or II device already legally on the market or to a "preamendment" class III device (i.e., one that has been in commercial distribution since before May 28, 1976) for which the FDA has not called for PMA applications (as defined below). The FDA in recent years has been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical trial data in some cases. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. The Company believes that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, but it can take substantially longer. After such clearance the Company may market its product in the United States.

GENERAL ANESTHESIA: Complete anesthesia, affecting the entire body with loss of consciousness when the anesthetic agent acts upon the brain. This type of anesthesia is usually accomplished following the administration of inhalational or intravenous anesthetics. Commonly used for surgical procedures.

HEMOGLOBIN: Virtually all the oxygen carried by the blood is bound to hemoglobin, the red protein in the red blood cells. Hemoglobin passes through the lungs, bonds with oxygen and is pumped by the heart through arteries and capillaries to various parts of the body. Those parts of the body extract the oxygen and the blood carries away carbon dioxide through the capillaries and veins back to the lungs.

HEMORRHAGIC SHOCK: Shock due to massive loss of blood.

HYPERTENSION: High blood pressure.

HYPOTENSION: Decreased blood pressure; occurs in shock, hemorrhages, infections, fevers or cancer or under other conditions.

HYPOTHERMIA: Having a body temperature below normal.

HYPOVOLEMIA: Diminished blood volume.

HYPOXEMIA: Insufficient oxygenation of the blood.

HYPOXIA: Insufficiency of oxygen delivery to tissue; decreased concentration of oxygen in the inspired air.

IN VIVO: In the living body.

INTRACRANIAL PRESSURE MONITORING: A sensor is placed in the intracranial space through a drilled hole to monitor the pressure on the brain inside the patient's skull, which may increase as a secondary effect of certain brain damage or head injuries.

INVASIVE JUGULAR BULB CATHETER MONITORING: Blood is drawn from a patient's jugular vein (a vein in the neck near the base of the brain), and the oxygen content, acidity and other blood gases are analyzed directly from the removed blood.

INVOS: In Vivo Optical Spectroscopy is the name of the patented technology that the Company uses in the operation of the INVOS Cerebral Oximeter.

ISCHEMIA: Tissue oxygen starvation due to the obstruction of the inflow of arterial blood.

NEUROLOGICAL EXAM: Uses physical responses to test for signs of brain damage.

NEUROSURGERY: Surgery of the nervous system, including the brain.

OPEN HEART SURGERY: Any cardiac surgical procedure where the heart is exposed, such as a valve replacement or repair, heart transplant or congenital repair. It includes bypass surgery.

OPTICAL SPECTROSCOPY: Study of the spectra (series of colors). Relates to the theories behind INVOS and the interaction between matter and light.

OXIMETRY: Use of photoelectric apparatus for determining the amount of oxygen in the blood. Usually done by measuring the amount of light transmitted through a translucent part of the tissue.

OXYGEN SATURATION: The percentage of total hemoglobin contained in a given amount of blood which is combined (saturated) with oxygen.

OXYGENATED HEMOGLOBIN: Hemoglobin that is bound to oxygen.

PULMONARY ARTERY: The artery that carries the venous blood from the right ventricle to the lungs.

PULSE OXIMETRY: A device that measures hemoglobin oxygen saturation in the arteries in peripheral tissue.

SPECTROPHOTOMETER: A device for measuring the amount of color in a solution by comparison with the spectrum.

SPECTROPHOTOMETRY: The estimation of coloring of matter in a solution by use of a spectrophotometer or spectroscope.

STROKE: The sudden loss of consciousness caused by hemorrhage into the brain, the formation of an embolus or thrombus that blocks an artery, or the rupture of an extracerebral artery causing ischemia in parts of the brain.

SUBDURAL HEMATOMA: Internal bleeding between the skull and brain.

TRANSCRANIAL DOPPLER: A device using ultrasound for measuring velocity of blood in a vessel.

VENOUS BLOOD: The dark blood carried back to the heart by the veins, after oxygen has been extracted by the tissues.

                             SOMANETICS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Independent Auditors' Report................................  F-2
Balance Sheets -- November 30, 1997 and 1996................  F-3
Statements of Operations -- For the Years Ended November 30,
  1997, 1996 and 1995.......................................  F-4
Statements of Shareholders' Equity -- For the Years Ended
  November 30, 1997, 1996 and 1995..........................  F-5
Statements of Cash Flows -- For the Years Ended November 30,
  1997, 1996 and 1995.......................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Somanetics Corporation
Troy, Michigan

We have audited the accompanying balance sheets of Somanetics Corporation (the "Company") as of November 30, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at November 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company was in the development stage at November 30, 1996; during the year ended November 30, 1997, the Company completed its development activities and commenced its planned principal operations.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
January 9, 1998 (March 11, 1998 as to paragraph 1 of Note 11)

                             SOMANETICS CORPORATION

                                 BALANCE SHEETS

                                                                     NOVEMBER 30,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------   ------------
                                         ASSETS
Current Assets:
  Cash and cash equivalents (Note 4)........................  $  2,132,376   $  3,291,911
  Marketable Securities (Note 4)............................     2,470,780             --
  Accounts receivable, net of allowance for doubtful
     accounts of approximately $166,000 and $46,000 at
     November 30, 1997 and November 30, 1996, respectively
     (Note 9)...............................................       191,698        191,436
  Inventory, net (Note 4)...................................       433,014        931,135
  Prepaid expenses..........................................        71,581         65,435
                                                              ------------   ------------
     Total current assets...................................     5,299,449      4,479,917
                                                              ------------   ------------
Property and Equipment: (Note 4)
  Machinery and equipment...................................       722,905        479,757
  Furniture and fixtures....................................       184,351        193,343
  Leasehold improvements....................................       166,770        166,770
                                                              ------------   ------------
     Total..................................................     1,074,026        839,870
  Less accumulated depreciation and amortization............      (784,860)      (743,775)
                                                              ------------   ------------
     Net property and equipment.............................       289,166         96,095
                                                              ------------   ------------
Other Assets:
  Patents and trademarks, net (Note 4)......................        72,217         79,129
  Other.....................................................        16,600         16,600
                                                              ------------   ------------
     Total other assets.....................................        88,817         95,729
                                                              ------------   ------------
Total Assets................................................  $  5,677,432   $  4,671,741
                                                              ============   ============

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $    390,494   $    364,032
  Accrued liabilities (Notes 5 and 7).......................       397,982        254,110
                                                              ------------   ------------
     Total current liabilities..............................       788,476        618,142
                                                              ------------   ------------
Commitments and Contingencies (Note 7)......................            --             --
Shareholders' Equity: (Notes 3 and 11) Preferred shares;
  authorized, 1,000,000 shares of $.01 par value; no shares
  issued or outstanding.....................................            --             --
  Common shares; authorized, 6,000,000 shares of $.01 par
     value; issued and outstanding, 4,285,334 and 2,285,351
     shares at November 30, 1997 and November 30, 1996,
     respectively...........................................        42,853         22,854
  Additional paid-in capital................................    41,212,639     34,241,798
  Accumulated deficit.......................................   (36,366,536)   (30,211,053)
                                                              ------------   ------------
     Total shareholders' equity.............................     4,888,956      4,053,599
                                                              ------------   ------------
Total Liabilities and Shareholders' Equity..................  $  5,677,432   $  4,671,741
                                                              ============   ============

                       See notes to financial statements

                             SOMANETICS CORPORATION

                            STATEMENTS OF OPERATIONS

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                          -----------------------------------------
                                                             1997           1996           1995
                                                          -----------    -----------    -----------
Net Revenues (Notes 4, 9 and 10)........................  $ 1,211,784    $   778,200    $ 1,335,970
Cost of Sales...........................................      631,425        385,136        657,614
                                                          -----------    -----------    -----------
Gross margin............................................      580,359        393,064        678,356
                                                          -----------    -----------    -----------
Operating Expenses:
  Research, development and engineering (Note 4)........      736,427        235,354        285,893
  Selling, general and administrative (Note 9)..........    6,238,330      3,549,939      3,302,751
                                                          -----------    -----------    -----------
     Total operating expenses...........................    6,974,757      3,785,293      3,588,644
                                                          -----------    -----------    -----------
Operating Loss..........................................   (6,394,398)    (3,392,229)    (2,910,288)
                                                          -----------    -----------    -----------
Other Income (Expense):
  Interest income.......................................      206,663         61,603         94,769
  Interest expense......................................           --           (449)          (772)
  Other.................................................       32,252         27,372         (2,112)
                                                          -----------    -----------    -----------
     Total other income.................................      238,915         88,586         91,885
                                                          -----------    -----------    -----------
Net loss................................................  $(6,155,483)   $(3,303,703)   $(2,818,403)
                                                          ===========    ===========    ===========
Net loss per Common Share -- Basic and Diluted (Notes 4
  and 11)...............................................  $     (1.88)   $     (1.77)   $     (1.67)
                                                          ===========    ===========    ===========
Weighted average number of Common Shares outstanding
  (Notes 4 and 11)......................................    3,271,642      1,866,751      1,684,368
                                                          ===========    ===========    ===========

                       See notes to financial statements

                             SOMANETICS CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 PRICE                             ADDITIONAL                       TOTAL
                                                  PER         SHARES      SHARE      PAID-IN     ACCUMULATED    SHAREHOLDERS'
                                                 SHARE       (NOTE 3)     VALUE      CAPITAL       DEFICIT         EQUITY
                                              ------------   ---------   -------   -----------   ------------   -------------
Balance at December 1, 1994.................                 1,626,755   $16,268   $27,591,268   $(24,088,947)   $ 3,518,589
  Exercise of stock options for cash........  $   8.40             100         1           843                           844
  For cash, less issuance costs of
    $282,475................................     12.50         150,000     1,500     1,591,125                     1,592,625
  Net loss..................................                                                      (2,818,403)     (2,818,403)
                                                             ---------   -------   -----------   ------------    -----------
Balance at November 30, 1995................                 1,776,855    17,769    29,183,236   (26,907,350)      2,293,655
  Exercise of stock options for cash........   8.40-14.70        7,717        77        75,030                        75,107
  For cash, less issuance costs of
    $143,587................................     12.50         114,240     1,143     1,283,270                     1,284,413
  Exercise of warrants for cash, less
    issuance costs of $16,350...............  17.50-20.00       19,698       197       339,886                       340,083
  For cash, less issuance costs of
    $650,872................................     11.50         366,841     3,668     3,564,135                     3,567,803
  Redemption of Class B Warrants............      0.50                                (203,759)                     (203,759)
  Net loss                                                                                        (3,303,703)     (3,303,703)
                                                             ---------   -------   -----------   ------------    -----------
Balance at November 30, 1996................                 2,285,351    22,854    34,241,798   (30,211,053)      4,053,599
  Redemption of fractional shares...........                       (17)       (1)         (377)                         (378)
  For cash, less issuance costs of
    $1,008,782..............................      4.00       2,000,000    20,000     6,971,218                     6,991,218
  Net loss                                                                                        (6,155,483)     (6,155,483)
                                                             ---------   -------   -----------   ------------    -----------
Balance at November 30, 1997................                 4,285,334   $42,853   $41,212,639   $(36,366,536)   $ 4,886,956
                                                             =========   =======   ===========   ============    ===========

                       See notes to financial statements

                             SOMANETICS CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                          -----------------------------------------
                                                             1997           1996           1995
                                                          -----------    -----------    -----------
Cash flows from operating activities:
  Net loss..............................................  $(6,155,483)   $(3,303,703)   $(2,818,403)
  Adjustments to reconcile net loss to net cash used in
     operations:
     Depreciation and amortization......................       50,497         66,222        133,128
     Changes in assets and liabilities:
       Accounts receivable (increase) decrease..........         (262)       252,423        (17,913)
       Inventory (increase) decrease....................      498,121          5,286        (61,452)
       Prepaid expenses (increase) decrease.............       (6,146)         6,726         (8,083)
       Other assets (increase) decrease.................        6,912         88,016         (9,545)
       Accounts payable increase (decrease).............       26,462        232,631        (98,807)
       Accrued liabilities increase (decrease)..........      143,872       (162,246)      (111,532)
                                                          -----------    -----------    -----------
     Net cash (used in) operations......................   (5,436,027)    (2,814,645)    (2,992,607)
                                                          -----------    -----------    -----------
Cash flows from investing activities:
  Purchases of marketable securities....................   (2,470,780)            --             --
  Proceeds from sale of marketable securities...........           --             --      1,564,826
  Acquisition of property and equipment (net)...........     (243,568)       (68,914)       (19,267)
  Proceeds (investment) under note receivable-related
     party..............................................           --        190,240        (15,240)
                                                          -----------    -----------    -----------
     Net cash provided by (used in) investing
       activities.......................................   (2,714,348)       121,326      1,530,319
                                                          -----------    -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of Common Shares...............    6,991,218      5,267,406      1,593,469
  Redemption of Redeemable Convertible Preferred
     Shares.............................................           --        (19,843)            --
  Redemption of Class B Warrants and fractional
     shares.............................................         (378)      (203,759)            --
  Proceeds from issuance of notes payable and long-term
     debt...............................................           --        205,000             --
  Repayment of notes payable and long-term debt.........           --       (205,000)       (30,000)
                                                          -----------    -----------    -----------
     Net cash provided by financing activities..........    6,990,840      5,043,804      1,563,469
                                                          -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents....   (1,159,535)     2,350,485        101,181
Cash and cash equivalents, beginning of period..........    3,291,911        941,426        840,245
                                                          -----------    -----------    -----------
Cash and cash equivalents, end of period................  $ 2,132,376    $ 3,291,911    $   941,426
                                                          ===========    ===========    ===========

Supplemental disclosure of cash flow information:

     Cash paid for interest for the years ended November 30, 1997, 1996 and 1995 approximated $0, $450 and $1,000, respectively.

                       See notes to financial statements

                             SOMANETICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

     Somanetics Corporation (the "Company"), a Michigan corporation formed in January 1982, develops, manufactures and markets the INVOS Cerebral Oximeter (the "Cerebral Oximeter"), the only FDA-cleared, non-invasive patient monitoring system that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter is based on the Company's proprietary In Vivo Optical Spectroscopy ("INVOS(R)") technology. INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. The Company has incurred research, product development and other expenses involved in designing, developing, marketing and selling its product, as well as devoting efforts to raising capital.

     The Company was in the development stage at November 30, 1996; during the year ended November 30, 1997, the Company completed its development activities and commenced its planned principal operations.

2. FINANCIAL STATEMENT PRESENTATION

     The Company has not achieved sales necessary to support operations. The Company has incurred an accumulated deficit of $36,366,536 through November 30, 1997. The Company had working capital of $4,510,973, cash, cash equivalents and marketable securities of $4,603,156, total current liabilities of $788,476 and shareholders' equity of $4,888,956, as of November 30, 1997.

     On June 6, 1996 and October 13, 1997 the Company received clearance from the FDA to market its model 3100A adult Cerebral Oximeter and enhancements to its Cerebral Oximeter, respectively, in the United States. The Company's current financial condition and results of operations and the status of its product marketing efforts and sales have been affected by the process of obtaining such clearances.

     As of January 9, 1998, the Company had 25 international distributors, 7 United States distributors (including Puerto Rico), 19 direct sales personnel and 1 international sales consultant. During fiscal 1997, the Company sold its product to 13 of its international distributors and all of its United States distributors, and devoted most of its marketing to introducing cerebral oximetry patient monitoring into the operating rooms of hospitals. There can be no assurance that the Company will be successful or profitable in marketing the Cerebral Oximeter and the related SomaSensor.

     Management believes that markets exist for the product the Company has developed; however, there is an inherent uncertainty associated with the success of such product. The likelihood of success of the Company must be considered in view of the Company's limited resources and current financial condition, the problems and expenses frequently encountered in connection with formation of a new business, the ability to raise new funds, the development and application of new technology and the competitive environment in which the Company operates.

     The net proceeds from the sales of Common Shares in the Regulation S offering in November 1996 (Note 3) and the net proceeds from the public offering of Common Shares in June 1997 (Note 3) were sufficient to fund the Company's working capital requirements for the fiscal year ended November 30, 1997. Current sales are not sufficient to fund operations. During fiscal 1997, the Company received approximately $7.0 million in net proceeds from the sale of Common Shares in a public offering registered under the Securities Act of 1933 (Note 3).

     The Company believes that the cash, cash equivalents and marketable securities on hand at November 30, 1997 will be sufficient to sustain the Company's operations at budgeted levels and its needs for liquidity into the second half of fiscal 1998. By that time the Company will be required to raise additional cash either through additional sales of its product, through sales of securities, by incurring indebtedness or by some combination of the foregoing. If the Company is unable to raise additional cash by that time, it will be required to reduce or discontinue its operations.

                             SOMANETICS CORPORATION

     The estimated length of time current cash and cash equivalents will sustain the Company's operations is based on certain estimates and assumptions made by the Company. Such estimates and assumptions are subject to change as a result of actual experience. There can be no assurance that actual capital requirements necessary to market the Cerebral Oximeter and SomaSensor, to develop enhancements to the SomaSensor, and product extensions of the Cerebral Oximeter, to conduct research and development concerning additional potential applications of the Company's technology and for working capital will not be substantially greater than current estimates.

     The Company does not believe that product sales will be sufficient to fund the Company's operations in fiscal 1998.

     See Note 11 for a discussion of negotiations with an underwriter for sales of securities.

     The Company has no loan commitments.

     There can be no assurance that even if the Company receives additional capital, it will be able to achieve the level of sales necessary to sustain its operations. There can be no assurance that the Company will obtain any funds on terms acceptable to the Company and at times required by the Company through sales of the Company's product, sales of securities or loans in sufficient quantities.

     These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. STOCK OFFERINGS AND COMMON SHARES

     On July 14, 1995 the Company completed the placement of 75,000 Units, at a price of $25.00 per Unit, for gross proceeds of $1,875,000, through an offering complying with Regulation S under the Securities Act of 1933, as amended (the "Act"). The net proceeds to the Company, after deducting the placement agents' fee and the expenses of the offering, were approximately $1,593,000. Each Unit consisted of two newly-issued Common Shares, par value $0.01 per share, and one warrant to purchase one Common Share.

     The Warrants are immediately exercisable and transferable separately from the Common Shares. Each Warrant entitles the holder to purchase one Common Share at an initial exercise price of $20.00 per share, subject to adjustment, at any time through July 13, 2000, unless earlier redeemed. The Warrants are redeemable for $0.10 by the Company at any time after January 13, 1996, if certain conditions are met; these conditions had not been met as of January 9, 1998.

     The Company also granted the placement agent warrants to purchase 15,000 Common Shares at $14.375 per share exercisable during the four-year period beginning July 14, 1996.

     On April 2, 1996, the Company completed the placement of 57,120 Units, at a price of $25.00 per Unit, for gross proceeds of $1,428,000, through an offering complying with Regulation S under the Act. The net proceeds to the Company, after deducting the placement agents' fee and the expenses of the offering, were approximately $1,284,000. Each Unit consisted of two newly-issued Common Shares, par value $0.01 per share, and one warrant to purchase one Common Share.

     The Warrants are immediately exercisable and transferable separately from the Common Shares. Each Warrant entitles the holder to purchase one Common Share at an initial exercise price of $17.50 per share, subject to adjustment, at any time through April 1, 2001, unless earlier redeemed. The Warrants are redeemable for $0.10 by the Company at any time if certain conditions are met; these conditions have not been met as of January 9, 1998.

                             SOMANETICS CORPORATION

     The Company also granted the placement agent warrants to purchase 11,424 Common Shares at $12.50 per share exercisable during the four-year period beginning April 2, 1997.

     Pursuant to an amended agreement with Rauscher Pierce & Clark, Inc. and Rauscher Pierce & Clark Limited (collectively, the "Placement Agent") in connection with the April 2, 1996 Regulation S offering, the Company agreed to permit a person designated by the Placement Agent to attend meetings of the Company's Board of Directors until the 1998 Annual Meeting of Shareholders and to participate in discussions at such meetings.

     Also, on November 21, 1996, the Company completed the placement of 366,841 newly-issued Common Shares at a price of $11.50 per share through an offering complying with Regulation S under the Act. The net proceeds to the Company were approximately $3,568,000.

     During fiscal 1996, 14,600 warrants issued in the Company's 1995 Regulation S Offering and exercisable at $20.00 per share, and 2,000 warrants issued in the Company's April 1996 Regulation S Offering and exercisable at $17.50 per share, were exercised, and the Company paid the placement agent in such offerings a $16,350 fee in connection with those exercises. As of November 30, 1997, there were 60,400 redeemable warrants outstanding exercisable at $20.00 per share until July 13, 2000 and 55,120 redeemable warrants outstanding exercisable at $17.50 per share until April 1, 2001. These warrants were issued in the Company's 1995 and April 1996 Regulation S Offerings. The conditions permitting the Company to redeem these warrants have not been met as of January 9, 1998. In addition, the Placement Agent and their transferees hold warrants to purchase 52,970 Common Shares exercisable at $12.50 per share, 15,000 Common Shares exercisable at $14.40 per share and 11,424 Common Shares exercisable at $12.50 per share. There can be no assurance that additional warrants will be exercised and it is unlikely that they will be exercised if the exercise price exceeds the market price of the Common Shares. The Company has the right to reduce the exercise price of these warrants.

     On January 15, 1997, the Company's Board of Directors approved an amendment and restatement of the Company's Restated Articles of Incorporation to (i) effect a one-for-ten reverse stock split of the Company's Common Shares while keeping 6,000,000 authorized Common Shares, at a par value of $0.01, and (ii) remove provisions relating to the Convertible Preferred Shares redeemed February 28, 1996, all subject to shareholder approval at the 1997 Annual Meeting of Shareholders. The Company's shareholders approved such amendment and restatement at the 1997 Annual Meeting of Shareholders on March 25, 1997, and the reverse stock split became effective on April 10, 1997. All information contained in these financial statements gives retroactive effect to the 1-for-10 reverse stock split effected April 10, 1997.

     On June 4, 1997, the Company closed the public offering of 2,000,000 newly issued Common Shares at a price of $4.00 per share, for gross proceeds of $8,000,000, through an offering underwritten by Brean Murray & Co., Inc. The net proceeds to the Company, after deducting the underwriting discount and the expenses of the offering, were approximately $7,000,000. The Company also granted the underwriter warrants to purchase 200,000 Common Shares at $4.80 per share exercisable during the four-year period beginning May 30, 1998.

                             SOMANETICS CORPORATION

     Common shares reserved for future issuance upon exercise of stock options and warrants as discussed above at November 30, 1997, are as follows:

1983 Stock Option Plan......................................        9,317
1991 Incentive Stock Option Plan............................      110,289
1993 Director Stock Option Plan.............................       23,998
1997 Stock Option Plan......................................      295,000
Options Granted Independent of Option Plans.................      175,168
Placement Agent Warrants....................................       79,394
Regulation S Warrants.......................................      115,520
Underwriter Warrants........................................      200,000
                                                                ---------
          Total reserved for future issuance................    1,008,686
                                                                =========

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents consist of short-term, interest-bearing investments maturing within three months of their acquisition by the Company.

     Marketable Securities consist of AAA rated corporate bonds, classified as available for sale, maturing approximately six months from the date of acquisition and are stated at cost, which approximates fair market value.

     Inventory is stated at the lower of cost or market on a first-in, first-out
(FIFO) basis. Inventory consists of:

                                                                NOVEMBER 30,
                                                           -----------------------
                                                             1997          1996
                                                           ---------    ----------
Finished goods.........................................    $ 100,224    $  437,079
Work in process........................................      174,363       307,510
Purchased components...................................      514,725       386,996
                                                           ---------    ----------
       Sub-total.......................................      789,312     1,131,585
Less reserve for obsolete and excess inventory.........     (356,298)     (200,450)
                                                           ---------    ----------
       Total...........................................    $ 433,014    $  931,135
                                                           =========    ==========

     Property and Equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

     Patents and Trademarks are recorded at cost and are being amortized on the straight-line method over 17 years. Accumulated amortization was $39,516 and $32,604 at November 30, 1997 and 1996, respectively.

     Revenue Recognition occurs upon shipment to customers.

     Research, Development and Engineering costs are expensed as incurred.

     Loss Per Common Share is computed using the weighted average number of common shares outstanding during each period. Common Shares issuable under stock options and warrants have not been considered in the computation of the net loss per Common Share because such inclusion would be antidilutive. On April 10, 1997, the Company effected a 1-for-10 reverse stock split (Note 3).

     Accounting Pronouncements In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly-held common shares or potential common shares. This Statement replaces the

                             SOMANETICS CORPORATION
presentation of primary EPS and fully-diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This Statement is not expected to have a material effect on the Company's reported EPS amounts. The Statement is effective for the Company's financial statements for the quarter ending February 28, 1998 (Note 11).

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components in financial statements. The Statement is effective for the Company's financial statements for the year ending November 30, 1999.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way a public business enterprise reports certain information about operating segments, and discloses enterprise-wide information about the company's products and services, activities in different geographic areas, and the company's reliance on major customers. The statement is effective for the Company's financial statements for the year ending November 30, 1999.

     Use Of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses for each fiscal period. Actual results could differ from those estimated.

5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                 NOVEMBER 30,
                                                             --------------------
                                                               1997        1996
                                                               ----        ----
Professional Fees........................................    $120,726    $101,697
Clinical Research........................................      43,330          --
Product Upgrades.........................................      25,842      18,261
Warranty.................................................      31,166      12,421
Accrued Insurance........................................      29,768      32,231
Accrued Incentive........................................      50,500          --
     Other...............................................      96,650      89,500
                                                             --------    --------
  Total..................................................    $397,982    $254,110
                                                             ========    ========

6. INCOME TAX

     Deferred income taxes reflect the estimated future tax effect of (i) temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations and
(ii) net operating loss and tax credit carryforwards. The Company's deferred tax assets primarily represent the tax benefit of net operating loss carryforwards and research and general business tax credit carryforwards. The Company had deferred tax assets of approximately $12,440,000 and $9,124,000 for the years ended November 30, 1997 and 1996, respectively, which were entirely offset by valuation allowances,

                             SOMANETICS CORPORATION
due to the uncertainty of utilizing such assets against future earnings, prior to their expiration. The components of deferred income tax assets as of November 30, 1997 and 1996 were as follows:

                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                                ----       ----
                                                                (IN THOUSANDS)
Net operating loss carryforwards..........................    $ 11,943    $ 8,718
Accrued liabilities.......................................         230        139
Research and general business tax credit carryforwards....         267        267
                                                              --------    -------
     Subtotal.............................................      12,440      9,124
Valuation allowance.......................................     (12,440)    (9,124)
                                                              --------    -------
  Deferred tax asset......................................    $     --    $    --
                                                              ========    =======

     As of November 30, 1997, net operating loss carryforwards of approximately $35.2 million were available for Federal income tax purposes. The Company's ability to use the net operating loss carryforwards incurred on or before March 27, 1991 (the date the Company closed its initial public offering) is limited to approximately $296,000 per year. Research and business general tax credits of $267,000 are also available to offset future taxes. These losses and credits expire, if unused, at various dates from 1998 through 2012.

     Utilization of the Company's net operating loss carryforwards, tax credit carryforwards and certain future deductions could be restricted, in the event of future changes in the Company's equity structure, by provisions contained in the Tax Reform Act of 1986.

7. COMMITMENTS AND CONTINGENCIES

     On September 10, 1991 the Company entered into a lease agreement for a 23,392 square foot, stand-alone office, assembly and warehouse facility. The current lease, as amended, expires December 31, 1999 and grants the Company a one-year renewal option.

     Operating and building lease expense for the years ended November 30, 1997, 1996 and 1995 was approximately $175,700, $173,500, and $278,000, respectively.
Approximate future minimum lease commitments are as follows:

YEAR ENDED NOVEMBER 30,
-----------------------
        1998................................................   176,400
        1999................................................   176,400
        2000................................................    14,700
                                                              --------
             Total..........................................  $367,500
                                                              ========

     In December 1991, the Company amended and restated its profit sharing plan to include a 401(k) plan covering substantially all employees. Under provisions of the plan, participants may contribute, annually, between 1% and 15% of their compensation. The Company, at the discretion of its Board of Directors, may contribute matching contributions or make other annual discretionary contributions to the plan, all of which, together with the participants' contributions, cannot exceed 15% of the total compensation paid by the Company to eligible employees. No Company matching or discretionary contributions were made to the plan for the years ended November 30, 1997, 1996 or 1995.

     On April 25, 1994, a shareholder of the Company filed suit in the United States District Court for the Eastern District of Michigan, individually and on behalf of all others similarly situated, against the Company and Gary D. Lewis, the Company's former Chairman of the Board, in an action captioned Benjamin Langford v. Somanetics Corporation and Gary D. Lewis. The plaintiff alleged that Company documents contained

                             SOMANETICS CORPORATION
material misstatements and omissions in violation of various securities laws. The plaintiff generally sought unspecified rescissionary damages, interest, punitive damages and attorneys' fees. The Company settled a class action in 1996 raising similar issues, but approximately 11 persons, including Benjamin Langford, opted out of that action and the related settlement and, therefore, were not barred by the settlement from pursuing their own claims against the Company. As a result, however, Mr. Langford's action was no longer a class action. The Company, the Company's insurance company and Mr. Langford entered into a Settlement Agreement in December 1997 that required the Company and its insurance Company to make a cash payment to Mr. Langford. The Company's portion of the cash payment was immaterial, and the lawsuit was dismissed with prejudice in December 1997.

     At November 30, 1997, the Company had employment agreements with Bruce J. Barrett, its President and Chief Executive Officer ("Mr. Barrett"), and Raymond
W. Gunn, its Executive Vice President and Chief Financial Officer ("Mr. Gunn"). The employment agreements, as amended, expire April 30, 2000 for Mr. Barrett and Mr. Gunn, unless earlier terminated as provided in the agreements. Messrs. Barrett and Gunn were entitled to receive annual base salaries which at November 30, 1997 were $204,750 and $110,250, respectively, plus potential discretionary bonuses. Both parties have agreed not to compete with the Company during specified periods.

     The Company may become subject to products liability claims by patients or physicians, and may become a defendant in products liability or malpractice litigation. The Company has obtained products liability insurance and an umbrella policy. There can be no assurance that the Company will be able to maintain such insurance or that such insurance would be sufficient to protect the Company against such products liability.

8. STOCK OPTION PLANS

     In January 1983, February 1991, and January 1997, the Company adopted stock option plans (the "1983 Plan," the "1991 Plan," and the "1997 Plan," respectively) for key management employees, directors, consultants and advisors of the Company. The plans provide for the issuance of options by the Company to purchase a maximum of 15,668 Common Shares under the 1983 Plan, 115,000 Common Shares under the 1991 Plan, and 295,000 Common Shares under the 1997 Plan. In addition, the Company granted options to employees independent of the plans ("Non-Plan"). Awards and expirations under the 1983 Plan, 1991 Plan, 1997 Plan, and Non-Plan during the years ended November 30, 1997, 1996 and 1995 are listed below.

     At November 30, 1997, no additional options may be granted under the 1983 Plan, 3,577 Common Shares were available for options to be granted under the 1991 Plan, and 41,800 Common Shares were available under the 1997 Plan.

     In January 1993, the Company adopted the Somanetics Corporation 1993 Director Stock Option Plan (the "Directors Plan"). The Directors Plan provides up to 24,000 Common Shares for the grant of options to purchase 1,500 shares every three years beginning June 30, 1993 and ending June 30, 2002, to each director who is not an officer or employee of the Company. In addition, each director who is not an officer or employee of the Company and who first becomes a director of the Company after the date the Directors Plan was adopted is automatically granted an option to purchase a pro-rata portion of 1,500 Common Shares.

     In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued which encourages, but does not require, companies to record compensation expense for the fair value of stock options and other equity instruments granted under stock-based employee compensation arrangements. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options are measured as the excess, if any, of the

                             SOMANETICS CORPORATION
market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. No compensation expense has been charged against income for stock option grants.

     Had compensation expense for the Company's stock options been determined based on the fair value of the options on the grant date pursuant to the methodology of SFAS No. 123, the Company's net loss for 1997 and 1996 on a pro forma basis would have increased by approximately $901,000 to $(7,057,000), or $(2.16) per Common Share, and increased by approximately $628,000 to $(3,932,000), or $(2.11) per Common Share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 1997 and 1996: expected volatility (the measure by which the stock price has fluctuated or is expected to fluctuate during the period) 88.26%, risk-free interest rate of 6%, expected lives of 4 years and dividend yield of 0%.

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996.

     A summary of the Company's stock option activity and related information for years ended November 30, 1997, 1996 and 1995 follows:

                                                 1997                     1996                     1995
                                         ---------------------    ---------------------    ---------------------
                                                      WEIGHTED                 WEIGHTED                 WEIGHTED
                                                      AVERAGE                  AVERAGE                  AVERAGE
                                         COMMON       EXERCISE    COMMON       EXERCISE    COMMON       EXERCISE
                                         SHARES        PRICE      SHARES        PRICE      SHARES        PRICE
                                         -------      --------    -------      --------    -------      --------
Options outstanding December 1,........  295,517      $ 12.38     234,702(1)   $ 13.76     184,888(1)   $ 14.45
  Options granted......................  306,850         5.08     165,335         9.56      81,616        13.31
  Options exercised....................      --            --      (6,936)        9.34        (100)        8.40
  Options canceled.....................  (47,450)       15.21     (97,584)       11.20     (31,702)       16.76
                                         -------      -------     -------      -------     -------      -------
Options outstanding November
  30,(2)(3)............................  554,917      $  8.23     295,517      $ 12.38     234,702      $ 13.76
                                         =======      =======     =======      =======     =======      =======
Options exercisable November 30,.......  218,847      $ 13.76     177,509      $ 13.08      79,565      $ 13.24
                                         =======      =======     =======      =======     =======      =======

---------------

(1) Plus 13,239 redeemable Convertible Preferred Shares, which were redeemed on February 28, 1996.

(2) Exercise dates range from February 21, 1991 to October 1, 2007.

(3) As of November 30, 1997, options outstanding have exercise prices between $4.00 and $42.50, and a weighted average remaining contractual life of 8.12 years.

Also, see Note 11 for a proposed amendment to the 1997 Stock Option Plan.

9. RELATED PARTY TRANSACTIONS

     The Company received legal services from certain shareholders. Services from such parties amounted to approximately $365,800, $348,570 and $236,000 during the years ended November 30, 1997, 1996 and 1995, respectively.

     The Company and Gary D. Lewis entered into an Agreement and Release, dated and effective as of February 1, 1995. Pursuant to the agreement the Company has agreed to provide Mr. Lewis with (A) $150,000 a year for two years, (B) the same health, medical and dental benefits as are provided to the Company's executive officers from time to time for two years.

     On November 6, 1996, Gary D. Lewis paid the Company $175,000 (the outstanding principal amount of the loan at the time) in full satisfaction of all of his obligations under the loan made by the Company to him on February 1, 1993, and the Company discharged the second mortgage and released the security interests securing the loan and wrote off approximately $29,750 of accrued interest with respect to that loan.

                             SOMANETICS CORPORATION

     The Company recognized no revenue in fiscal 1997, 1996 and 1995, respectively, from Somatek, Inc., one of the Company's former United States distributors whose principal owner is a director of the Company. Effective February 28, 1997 the Company terminated its distribution agreement with Somatek, Inc. The Company wrote off approximately $12,500, $68,000 and $0 of trade receivables from Somatek, Inc. in fiscal 1997, 1996 and 1995, respectively, in exchange for the return of Cerebral Oximeters.

10. MAJOR CUSTOMERS AND FOREIGN SALES

     The Company had two international distributors and one United States distributor which accounted for approximately 28% (Japan), 11% (Latin America) and 12% (United States), respectively, of total sales for the year ended November 30, 1997, two distributors which accounted for approximately 62% (Japan) and 15% (Latin America), respectively, of total sales for fiscal year 1996 and two distributors which accounted for approximately 53% (Japan) and 13% (Latin America), respectively, of total sales for fiscal year 1995.

     Additionally, total sales to foreign customers for the years ended November 30, 1997, 1996 and 1995 include approximately $689,000, $745,000 and $1,336,000, respectively.

11. SUBSEQUENT EVENTS

  Earnings Per Share

     During the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The adoption of SFAS No. 128 had no impact on the reported loss per share for all periods presented.

  Other Events (Unaudited)

     On January 15, 1998, the Company's Board of Directors approved an amendment and restatement of the Company's Restated Articles of Incorporation to (i) increase the Company's authorized Common Shares from 6,000,000 to 20,000,000 shares, and (ii) remove provisions relating to the reverse stock split effected April 10, 1997, all subject to shareholder approval. Such approval was obtained at the 1998 Annual Meeting of Shareholders on March 17, 1998.

     In addition, on January 15, 1998, the Company's Board of Directors approved an amendment to the Somanetics Corporation 1997 Stock Option Plan to increase the number of Common Shares reserved for issuance pursuant to the exercise of options granted under the 1997 Plan by 450,000 shares, from 295,000 to 745,000 shares, subject to shareholder approval. Such approval was obtained at the 1998 Annual Meeting of Shareholders on March 17, 1998.

     The Company has entered into a Letter Agreement, dated as of March 5, 1998, pursuant to which the Company has exclusively retained a managing underwriter to underwrite a proposed public offering by the Company of 1,750,000 newly-issued Common Shares. The Company has also agreed to grant the underwriter an option to purchase an additional 262,500 Common Shares to cover over-allotments. There can be no assurance that the Company will be able to raise any capital or capital in amounts it desires, or on terms and conditions acceptable to the Company.

     Effective April 2, 1998, the Company granted ten-year options under the 1997 Stock Option Plan to purchase 433,500 Common Shares to 22 employees and one consultant of the Company at an exercise price of $5.875 a share (the closing sale price of the Common Shares on the date of grant), including options to purchase an aggregate of 338,000 shares to the Company's officers.

   [Picture of Cerebral Oximeter being used
                    during
             open heart surgery]
James May, M.D., (left) cardiothoracic surgeon at Columbia Trident Regional Medical Center in
Charleston, SC, performs an open heart surgery and uses the Cerebral Oximeter to monitor the patient's brain oxygen saturation. Robert
Blackard, M.D. (right), chief of anesthesia, also keeps an alert eye on the monitor's information.

"THIS IS A SIMPLE-TO-USE DEVICE THAT PROVIDES RELIABLE INFORMATION ABOUT THE
                                                ADEQUACY OF CEREBRAL
                                                OXYGENATION, ENABLING MORE
                                                EFFECTIVE AND EFFICIENT PATIENT
                                                CARE."

                                                    James May, M.D.,

                                                    Cardiothoracic Surgeon

                                                    Columbia Trident Regional

                                                    Medical Center

                                                    Charleston, SC

"WE HAVE HAD EXCELLENT RESULTS WITH
THE CEREBRAL OXIMETER . . . YOU
WOULD WANT THIS FOR YOURSELF OR YOUR
FAMILY."

       Christ Stoyanovich, D.O.
       Chairman
       Anesthesia Department
       Bi-County Hospital

       Warren, MI

                                           [Picture of Cerebral Oximeter being
                                                          used

                                         during carotid endarterectomy surgery]

The Cerebral Oximeter is being used during a carotid endarterectomy surgery at
                                      Bi-County Hospital in Warren, Michigan.

             FUTURE APPLICATIONS
            [Picture of SomaSensor
                 on newborn]

                                               Research being conducted on
                                               children and newborns is expected
                                               to result in a SomaSensor that
                                               can fit smaller heads and be more
                                               cost effective to manufacture.
                                               Non-invasive monitoring is
                                               especially important in this
                                               patient population, as they
                                               generally have lower oxygen
                                               reserves than adults, have less
                                               blood volume from which to make
                                               invasive blood gas measurements
                                               and are less tolerant of painful
                                               skin punctures and infections.

Somanetics, INVOS. "Window to the
Brain" and SomaSensor are registered
trademarks of Somanetics Corporation.                          [SOMANETICS LOGO]

                               [SOMANETICS LOGO]
                        [WINDOW TO THE BRAIN TRADEMARK]